SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No  ☒

Portugal Telecom

01	Financial review	4

02	Business performance	15

	Domestic operations	15

	International market	25

Consolidated financial statements		28

The terms “PT”, “Portugal Telecom Group”, “PT Group”, “Group” and “Company” refer to Portugal Telecom and its subsidiaries or any of them as the context.

PORTUGAL TELECOM | Consolidated Report | First Nine Months 2010

Portugal

Revenues (Euro million)

Wireline	• Retail, large corporates’ voice and data, ISP and broadband services [PT Comunicações100%]	1,453
	• SMEs’ voice and data [PT Prime 100%]
Mobile	• TMN 100%	1,045

Main international assets

Revenues (Euro million)

Unitel 25% (*)	• Angola	• Mobile	824
CTM 28%	• Macao	• Wireline, mobile	192
MTC 34% (*)	• Namibia	• Mobile	109
UOL 28.78%	• Brazil	• ISP, contents and Internet	73
CVT 40% (*)	• Cape Verde	• Wireline, mobile	59
Timor Telecom 41.12%	• East Timor	• Wireline, mobile	31
CST 51% (*)	• São Tomé e Príncipe	• Wireline, mobile	9

(*) These stakes are held by Africatel, which is controlled 75% by PT.

Support companies

Systems and IT [PT Sistemas de Informação 100%]; Innovation, research and development [PT Inovação 100%];

Backoffice and shared services [PT PRO 100%]; Procurement [PT Compras 100%];

Call centres and telemarketing services [PT Contact 100%]; Pension funds management [Previsão 82.05%]

01

Financial Review

Consolidated income statement

Consolidated income statement (1)	Euro million

	3Q10	3Q09	y.o.y	9M10	9M09	y.o.y
Operating revenues	952.2	949.3	0.3%	2,792.6	2,772.2	0.7%
Wireline (2)	481.6	481.1	0.1%	1,452.6	1,446.4	0.4%
Domestic mobile • TMN (2)	355.9	397.9	(10.5)%	1,045.4	1,135.0	(7.9)%
Other and eliminations	114.6	70.4	62.7%	294.5	190.8	54.4%
Operating costs, excluding PRBs and D&A	570.3	552.5	3.2%	1,663.3	1,595.2	4.3%
Wages and salaries	163.7	140.7	16.4%	470.6	408.8	15.1%
Direct costs	137.4	127.8	7.4%	412.8	384.6	7.3%
Commercial costs	98.0	111.0	(11.7)%	272.2	307.1	(11.4)%
Other operating costs	171.2	173.1	(1.1)%	507.8	494.6	2.7%
EBITDA (3)	381.9	396.8	(3.8)%	1,129.2	1,177.0	(4.1)%
Post retirement benefits	17.8	22.4	(20.5)%	53.5	67.2	(20.5)%
Depreciation and amortisation	199.6	168.3	18.6%	549.3	491.7	11.7%
Income from operations (4)	164.5	206.0	(20.2)%	526.5	618.1	(14.8)%
Other expenses (income)	100.5	13.5	n.m.	121.1	28.7	n.m.
Curtailment costs, net	1.6	0.6	172.4%	10.9	4.1	166.1%
Net losses (gains) on disposal of fixed assets	(1.8)	(0.4)	n.m.	(1.0)	(0.9)	10.2%
Net other costs (gains)	100.7	13.3	n.m.	111.2	25.5	n.m.
Income before financ. & inc. taxes	64.0	192.5	(66.8)%	405.4	589.4	(31.2)%
Financial expenses (income)	98.8	18.7	n.m.	145.6	22.5	n.m.
Net interest expenses	56.9	60.1	(5.3)%	175.5	164.2	6.9%
Equity in earnings of affiliates, net	18.5	(56.1)	n.m.	(65.4)	(158.3)	(58.7)%
Net other financial losses (gains)	23.3	14.7	58.2%	35.5	16.6	114.0%
Income before income taxes	(34.8)	173.8	n.m.	259.7	566.9	(54.2)%
Provision for income taxes	(37.6)	(52.7)	(28.6)%	(64.1)	(164.4)	(61.0)%
Income from continued operations	(72.4)	121.2	n.m.	195.6	402.5	(51.4)%
Income from discontinued operations	5,474.8	29.6	n.m.	5,551.5	44.4	n.m.
Income before minority interests	5,402.4	150.7	n.m.	5,747.0	446.9	n.m.
Losses (income) attributable to minority interests	(49.2)	(34.6)	41.9%	(129.3)	(74.3)	74.2%
Consolidated net income (5)	5,353.2	116.1	n.m.	5,617.7	372.7	n.m.

(1) 2009 figures were adjusted in order to recognise Vivo business line as a discontinued operation. (2) Wireline and domestic mobile operating revenues include the impact of the decline in regulated mobile termination rates (MTRs). At TMN, this impact amounted to Euro 7 million in 9M10. Wireline revenues include the impact of the change in the recognition of contract penalties as from 3Q09. (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains). (5) In 3Q10 and 9M10, net income includes one-off items related to the capital gain obtained with the disposal of Brasilcel; the accumulated currency translation adjustments that were recognised in net income on the date of disposal, and adjustments to the book value of certain assets, provisions for contingencies and other non-recorring costs.

Consolidated operating revenues

In 9M10, consolidated operating revenues increased by 0.7% y.o.y to Euro 2,793 million, as a result of revenue growth in wireline and international operations, namely MTC in Namibia, Timor Telecom and Dedic. Lower MTRs impacted revenue growth by 0.3pp y.o.y in 9M10.

In 9M10, revenues from domestic operations decreased by 3.0% y.o.y. The revenue performance of domestic operations was negatively impacted by lower equipment sales (Euro 20 million), lower MTRs (Euro 8 million), the the change in recognition of contract penalties in wireline (Euro 8 million) and lower customer revenues at TMN, as a result of adverse economic conditions coupled with increasing competition in the youth segment.

Notwithstanding difficult economic conditions and an adverse evolution of ULL revenues in 3Q10, the wireline business further consolidated its positive revenue turnaround. In 9M10, wireline operating revenues increased by 0.4% y.o.y, from Euro 1,446 million to Euro 1,453 million, underpinned by retail revenues and despite lower corporate and data revenues, a significant decrease of directories business and declining wholesale revenues. Adjusting for the change in revenue recognition of contract penalties referred to above, wireline revenues would have increased by 1.0% y.o.y in 9M10. In 3Q10, retail revenues grew by 0.4% y.o.y, on the back of the continued strong performance of the Meo triple-play offer (voice, data and pay-TV), which is underpinning better performance in line disconnections and broadband. In 9M10, retail revenues decreased by 0.3% y.o.y from Euro 727 million to Euro 725 million, while adjusting for the change in the recognition of contract penalties, wireline retail revenues would have grown by 0.7% y.o.y.

In the wireline, retail net additions reached 239 thousand in 9M10, up by 10.6% y.o.y, driven by the success of PT’s Meo triple-play offer, which is contributing to steady and consecutive gains in broadband market share and record reduction in line net disconnections. As a result, according to the 3Q10 report issued by ANACOM, the Portuguese telecom regulator, PT has increased its fixed broadband market share in the past ten consecutive quarters. Fixed broadband retail customers increased by 18.7% y.o.y in 9M10, reaching 964 thousand customers. Broadband retail net additions reached 102 thousand in 9M10, in line with the improving trend posted during 2009. The solid performance of Meo triple-play offer contributed decisively to mitigate fixed line net disconnections, which stood at 52 thousand in 9M10 compared to 80 thousand in 9M09 and 143 thousand in 9M08. Moreover, net disconnections of traffic generating lines stood at only 20 thousand in 9M10, compared to 48 thousand in 9M09, an improvement of almost 60% y.o.y, and to 89 thousand in 9M08. PT’s Meo offer continues to see strong demand in the market having reached a market share of 28.3%. Pay-TV net additions reached 188 thousand in 9M10 and total pay-TV customers stood at 769 thousand, equivalent to 79.8% penetration of the fixed broadband retail customer base, up by 17.6pp y.o.y. Retail RGU per access increased by 11.3% y.o.y in 9M10 to 1.64.

In 9M10, TMN’s operating revenues decreased by Euro 90 million (-7.9% y.o.y) to Euro 1,045 million, mainly due to: (1) lower customer revenues (Euro 44 million), against a backdrop of adverse economic conditions and increased penetration of on-net flat-fee prepaid tariff plans, especially in the youth segment; (2) lower equipment sales (Euro 27 million), and (3) lower interconnection revenues (Euro 13 million), partially as a result of the negative impact of lower MTRs (Euro 7 million). Data revenues continued to be an important source of growth, having reached 24.5% of service revenues, up by 1.8pp y.o.y.

Other revenues, including intra-group eliminations, increased by 54.4% y.o.y in 9M10 to Euro 294 million. This performance was mainly due to: (1) the increase of 32.4% and 20.2% y.o.y at Timor Telecom and MTC, respectively; (2) the improving business trends at Dedic, and (3) the consolidation of GPTI, an IT / IS company acquired by Dedic, as from 1 March 2010.

Consolidated Operating Costs (excluding post retirement benefit costs and depreciation and amortisation)

Consolidated operating costs excluding depreciation and amortisation costs and post retirement benefits, increased by 4.3% y.o.y to Euro 1,663 million in 9M10, as compared to Euro 1,595 million in the same period of last year, primarily explained by higher contributions from: (1) the wireline business (Euro 50 million), reflecting higher programming costs, due to the continued growth of pay-TV customers, and the increase in commissions and marketing and publicity expenses, as a result of the continued efforts in the marketing of pay-TV and triple-play offers and higher sales to corporate customers, and (2) Portugal Telecom’s call centre operation in Brazil. These effects were partially offset by a reduction at TMN (Euro 71 million, -8.9% y.o.y), primarily as a result of strict cost control and strong focus on the profitability of operations against a backdrop of an adverse economic environment.

Wages and salaries increased by 15.1% y.o.y in 9M10 to Euro 471 million, primarily explained by higher contributions from: (1) Dedic, our call centre operation in Brazil, mainly due to the investments made in 9M10 for the expansion of this business and also the impact of the appreciation of the Brazilian Real (Euro 19 million), and (2) GPTI, which was consolidated as from 1 March 2010. Wages and salaries accounted for 16.9% of consolidated operating revenues.

Direct costs increased by 7.3% y.o.y to Euro 413 million in 9M10 and accounted for 14.8% of consolidated operating revenues. This growth is primarily explained by a higher contribution from the wireline business (Euro 29 million), with the growth in programming costs, related to the roll-out of the pay-TV service, being partially offset by a reduction in interconnection costs, mainly due to lower MTRs, and lower costs related to the directories business, as a result of the significant decline in this business.

Commercial costs decreased by 11.4% y.o.y to Euro 272 million in 9M10 and accounted for 9.7% of consolidated operating revenues. This reduction was primarily explained by a decrease at TMN (Euro 48 million), reflecting lower sales and the continued focus on increasing the number of exclusive handsets and reducing the breadth of TMN’s handset portfolio. This effect was partially offset by a higher contribution from the wireline business (Euro 9 million), reflecting the growth in the pay-TV service.

Other operating costs, which mainly include support services, supplies and external services, indirect taxes and provisions, increased by 2.7% y.o.y to Euro 508 million in 9M10, reflecting: (1) the impact of the consolidation of GPTI as from 1 March 2010 (Euro 11 million), and (2) an increase in costs from our call centre operation in Brazil, primarily related to lease costs in connection with the construction of new sites concluded in 1Q10 and also the impact of the appreciation of the Brazilian Real. These effects were partially offset by a lower contribution from domestic operations, reflecting the halting of the redundancy programme in favour of insourcing, notwithstanding the increase in customer care and support costs related to the strong growth in pay-TV.

EBITDA

EBITDA decreased by 4.1% y.o.y in 9M10 to Euro 1,129 million, equivalent to a margin of 40.4%. EBITDA performance in the period was impacted by the domestic businesses, as a result of: (1) revenue decline at TMN and notwithstanding an 11.2% y.o.y reduction in operating costs excluding D&A, and (2) the decline in wireline as a result of the continued investment in the roll-out of triple-play offers. This performance has more than offset growth of fully consolidated international assets.

Wireline EBITDA amounted to Euro 560 million in 9M10, equivalent to a 38.6% margin. EBITDA margin continued to be impacted primarily by the investment in the pay-TV business as programming costs, customer acquisition and support service costs were significantly impacted by the roll-out of the triple play offers. In 3Q10, wireline EBITDA amounted to Euro 184 million, equivalent to a margin of 38.2%, down by 2.5pp y.o.y, showing an important sequential improvement when compared to recent quarters, notwithstanding the continued investment in the roll-out of triple-play offers as referred to above, as a result of cost control and efficiency improvements. The improvement in EBITDA trend is owed to streamlined cost structure resulting from fixed-mobile convergence and restructuring of the domestic business around customers segments. In 9M10, wages and salaries in the wireline segment declined by 1.0% y.o.y, as a result of strong focus on cost reduction.

EBITDA by business segment (1)(2)	Euro million

	3Q10	3Q09	y.o.y		9M10	9M09	y.o.y
Wireline	184.1	195.7	(5.9)%		560.4	604.4	(7.3)%
Domestic mobile • TMN	163.2	175.9	(7.2)%		488.4	507.4	(3.7)%
Other and eliminations	34.6	25.2	37.3%		80.4	65.2	23.3%
EBITDA (2)	381.9	396.8	(3.8)%		1,129.2	1,177.0	(4.1)%
EBITDA margin (%)	40.1	41.8	(1.7	)pp	40.4	42.5	(2.0	)pp

(1) 2009 figures were adjusted in order to recognise Vivo business line as a discontinued operation. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

Notwithstanding the 11.2% y.o.y reduction in operating costs excluding D&A, which underlines a clear improved efficiency, TMN’s EBITDA decreased by 3.7% y.o.y to Euro 488 million in 9M10, as a result of lower customer and interconnection revenues as referred to above, but EBITDA margin expanded 2.0pp compared to 9M09.

Other EBITDA increased by 23.3% y.o.y to Euro 80 million in 9M10 as a result of: (1) the 27.0% and 20.3% y.o.y growth in Timor Telecom and MTC, respectively; (2) the improved trends at Dedic, and (3) the consolidation of GPTI as from 1 March 2010. These effects more than offset the EBITDA contraction at CVT in Cape Verde, primarily due to weaker economic conditions and adverse regulation.

Net Income

Post retirement benefit costs amounted to Euro 53 million in 9M10, compared to Euro 67 million in 9M09. The decline of 20.5% y.o.y is mainly due to: (1) the reduction of Euro 105 million in post retirement liabilities in 2009, following the halting of the redundancy programme; (2) the increase in fair value of plan assets, from Euro 2,132 million to Euro 2,370 million, in 2009 as a result of the performance of the plan assets, and the contributions to the pension funds, and (3) the reduction of the discount rate from 5.75% to 5.50%.

Depreciation and amortisation costs increased by 11.7% y.o.y to Euro 549 million, reflecting mainly a higher contribution from the wireline business, as a result of the investments in the rollout of pay-TV service, and the accelerated depreciation of certain GSM network equipments at TMN.

Curtailment costs amounted to Euro 11 million in 9M10 as compared to Euro 4 million in 9M09. The low level of curtailment costs in both 9M10 and 9M09 is explained by the decision to halt the redundancy programme.

Net other costs amounted to Euro 111 million in 9M10, primarily as a result of: (1) the recognition in 3Q10 of provisions and adjustments in order to reflect the recoverable amount of certain assets and estimated losses with certain legal actions, and (2) expenses incurred in 3Q10 related to the Oi acquisition process.

Net interest expenses increased to Euro 176 million in 9M10 from Euro 164 million in 9M09, mainly as a result of the increase in the cost of debt in domestic operations. Consolidated cost of debt was 4.6% in 9M10.

Equity in earnings of affiliates in 9M10 amounted to Euro 65 million compared to Euro 158 million in 9M09, with the decline being explained mainly by: (1) non-recurring losses on investments in associate companies, totalling Euro 72 million, to adjust its carrying value to the corresponding estimated recoverable amounts; (2) PT’s share in 9M09 in the earnings of Médi Télécom, which was sold in 4Q09, and (3) the impact of the devaluation of the Kwanza against the Euro. Adjusting for these effects, equity in earnings of affiliates would have amounted to Euro 153 million in 9M10 and Euro 150 million in 9M09.

Net other financial losses, which include net foreign currency losses, net gains on financial assets and net other financial expenses, amounted to Euro 35 million in 9M10 compared to Euro 17 million in 9M09. Net foreign currency losses amounted to Euro 11 million in 9M10 (Euro 2 million in 9M09), primarily as a result of the impact of the depreciation of the US Dollar against the Euro during 3Q10 on net assets denominated in US Dollars. Net gains on financial assets amounted to Euro 1 million in 9M10, which compares to Euro 7 million in 9M09, resulting primarily from the impact of the appreciation of the US Dollar against the Euro on Euro/Dollar free-standing cross currency derivatives, which were settled in April 2009. Other financial expenses, which include banking services and other financing costs, amounted to Euro 26 million in 9M10 compared to Euro 22 million in the same period of last year.

Provision for income taxes decreased to Euro 64 million in 9M10 from Euro 164 million in 9M09, corresponding to an effective tax rate of 24.7% and 29.0%, respectively. In 9M10, this caption includes: (1) a gain of Euro 52 million related to a corporate restructuring of Africatel businesses that resulted in lower taxable profits, and (2) a gain of Euro 4 million corresponding to the impact on deferred taxes, as at 1 January 2010, of the change in the statutory tax rate applicable in Portugal from 26.5% to 29.0% for companies with taxable profits higher than Euro 2 million. Adjusting for these effects, provision for income taxes would have amounted to Euro 120 million in 9M10, corresponding to an effective tax rate of 46.1% (29.0% in 9M09). This increase in the effective tax rate is primarily explained by: (1) a higher statutory tax rate in Portugal, as referred to above, and (2) higher non-recurring losses and interest expenses non-deductible for tax purposes.

Income from discontinued operations includes primarily the gain, net of related expenses, obtained with the disposal of the investment in Vivo, which was concluded on 27 September 2010, and Vivo’s earnings before minority interests up to the that date. In 9M10, income from discontinued operations amounted to Euro 5,551 million, including primarily the capital gain obtained with the disposal of Brasilcel and the accumulated currency translation adjustments that were recognised in net income on the date of disposal, although not contributing to the distributable net income.

Income attributable to minority interests increased by Euro 55 million to Euro 129 million in 9M10, reflecting higher minority interests from Vivo (Euro 32 million) and from the African businesses (Euro 24 million). The increase in minority interests from Vivo was related to the improvement in its earnings during the period and the appreciation of the Brazilian Real. The increase in minority interests from Africatel is primarily explained by the share of minority interests in the tax and accounting gains, resulting from the corporate restructuring of the African businesses, recorded in 9M10 and 9M09, respectively.

Net income increased to Euro 5,618 million, compared to Euro 373 million in 9M09, reflecting primarily the increase in the income from discontinued operations following the gain obtained from the disposal of Vivo in 3Q10. This effect was partially offset by: (1) a lower income from continuing operations, reflecting higher non-recurring expenses and lower gains from affiliated companies, and (2) higher minority interests. Distributable net income in 9M10 amounted to Euro 4,585 million. In 3Q10 and in 9M10, net income also includes one-off items related to adjustments to the book value of certain assets, provisions for contingencies and other non-recorring costs.

Shareholder remuneration

PT announced today that the Board of Directors has approved the intention to submit for shareholders’ approval at the next Shareholders’ Meeting a shareholder remuneration proposal consistent with the Company’s financial profile following the sale of its shareholding in Vivo and in anticipation of the proposed investment in Oi, the potential transfer to the Portuguese State of the pension liabilities and pension funds, and commitment to a solid investment grade rating.

The remuneration package proposal is as follows: (1) an exceptional cash dividend of Euro 1.65 per share, of which Euro 1.00 per share to be paid in December 2010 (as an anticipation of 2010 profits) that requires a prior formal approval in a specific Board meeting, and Euro 0.65, with the latter subject to the Annual Shareholders’ Meeting approval, and (2) an ordinary cash dividend of Euro 0.65 per share for the fiscal years ending 31 December 2010 and 2011, an increase of 13% compared to the initial commitment by the Company of Euro 0.575 for the same period, which is also subject to Annual Shareholders’ Meeting approval.

The Board will also propose that PT adopt a progressive dividend policy with the objective of raising the dividend per share every year between 3% and 5% for the period between 2012 and 2014.

Furthermore, for the fiscal year 2011 onwards, the Board of Directors also has the intention to approve the payment of an interim ordinary dividend based on the financial performance of the Company, in order to allow for a smoother cash return to its shareholders throughout the year.

The exceptional cash dividend and the remuneration package proposal are subject to market conditions, PT’s financial condition, applicable law regarding the distribution of net income, including additional shareholder approvals, as applicable, and other factors considered relevant by the Board at the time.

Upon approval of the remuneration package at the next Annual Shareholders’ Meeting, PT will further reinforce its commitment to continue to deliver best in class returns and free cash flow payout to its shareholders, while retaining a solid balance sheet and financial flexibility to continue investing in its core markets, new products and services and maintaining its long term strategic competitive position.

Capex

Capex decreased by 5.2% y.o.y in 9M10 to Euro 494 million, equivalent to 17.7% of revenues, and was directed towards investments in: (1) future proof technologies, namely FTTH, and also 3G and 3.5G; (2) new services, namely Pay-TV, and (3) connecting customers as a result of the strong growth of pay-TV service (52.3% y.o.y in 9M10).

Capex by business segment (1)	Euro million

	3Q10	3Q09	y.o.y		9M10	9M09	y.o.y
Wireline	107.0	130.7	(18.1)%		319.0	358.0	(10.9)%
Domestic mobile • TMN (2)	31.5	48.1	(34.5)%		84.1	106.1	(20.8)%
Other	42.9	26.8	59.9%		90.4	56.5	60.0%
Total capex	181.4	205.7	(11.8)%		493.6	520.6	(5.2)%
Capex as % of revenues (%)	19.1	21.7	(2.6	)pp	17.7	18.8	(1.1	)pp

(1) 2009 figures were adjusted in order to recognise Vivo business line as a discontinued operation. (2) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

Wireline capex decreased by 10.9% y.o.y from Euro 358 million in 9M09 to Euro 319 million in 9M10, as the investments in legacy network infrastructure declined in the period, notwithstanding: (1) the continued efforts in the roll-out of future proof infrastructures, namely FTTH, and (2) the increase in customer related capex associated to the growth in pay-TV services. Other investments, namely infrastructure backbone SI/TI, also decreased as a result of PT’s focus on efficiency and cash flow, significant investments undertaken during 2008 and 2009 and synergies from fixed-mobile integration. Additionally, PT will continue to invest in its FTTH network roll-out, with the objective of covering an additional 600 thousand homes. Capex at wireline represented 22.0% of revenues, down by 2.8pp when compared to 9M09.

TMN’s capex decreased by 20.8% y.o.y to Euro 84 million in 9M10, equivalent to 8.0% of revenues. The decrease in TMN’s capex is primarily explained by the focus on cash-flow generation, supported by synergies from fixed-mobile integration. Capex continued to be directed primarily towards expanding network capacity and coverage, namely in the urban areas and main roads. Infra-structure related capex was broadly flat as a result of the continued focus on the provision of high quality mobile voice and data services and on accommodating increased voice and data usage. In 9M10, approximately 70% of network capex was directed towards 3G and 3.5G networks. Against a backdrop of the high quality of the network and services offered to customers, TMN’s network quality continues to stand out in the context of the Portuguese market for its coverage and reliability both in voice and broadband. PT reinforces the objective of further strengthening its mobile data capabilities by leveraging the existing FTTH deployment to boost its mobile network quality, which at the end of 2011 is expected to have 80% of fibre based sites with Ethernet mobile backhauling.

In 9M10, other capex increased to Euro 90 million, compared to Euro 57 million in 9M09, as a result of investments made in 9M10 in Africa, namely MTC and CVT, and in the expansion of Dedic’s business, including the construction of new sites.

Cash Flow

Operating cash flow stood at Euro 410 million in 9M10, compared to Euro 502 million in 9M09, mainly due to an increase in working capital investment (Euro 86 million), which is primarily explained by a higher capex working capital in the wireline business (Euro 69 million), as the higher capex in 4Q09 compared to 4Q08 led to higher payments to fixed asset suppliers in 9M10. In 3Q10, operating cash-flow increased by 5.4% y.o.y to Euro 227 million, primarily as a result of the improvement in EBITDA minus capex (Euro 9 million).

Free cash flow amounted to Euro 4,652 million in 9M10 compared to Euro 122 million in the same period of last year, while in 3Q10 free cash flow amounted to Euro 4,630 million. Adjusting for the first instalment received from Telefónica related to the disposal of 50% stake in Brasilcel (Euro 4,489 million net of expenses), free cash flow would have amounted to Euro 141 million in 3Q10, which compares to Euro 93 million in 3Q09.

Free cash flow (1)	Euro million

	3Q10	3Q09	y.o.y	9M10	9M09	y.o.y
EBITDA minus Capex	200.4	191.1	4.9%	635.6	656.3	(3.2)%
Non-cash items	11.6	7.8	48.2%	31.1	16.0	94.2%
Change in working capital	15.5	17.0	(9.1)%	(256.4)	(170.1)	50.7%
Operating cash flow	227.5	215.9	5.4%	410.4	502.2	(18.3)%
Interests	(15.7)	(14.0)	12.2%	(181.1)	(186.8)	(3.0)%
Net payments and contributions related to PRBs	(5.9)	(6.9)	(14.1)%	31.5	(15.2)	n.m.
Paym. to pre-retired, suspended employees and other	(45.4)	(49.3)	(7.9)%	(116.2)	(127.5)	(8.9)%
Income taxes	2.7	(70.0)	n.m.	(37.6)	(90.6)	(58.5)%
Dividends received	0.9	10.4	(91.6)%	9.6	18.4	(48.1)%
Disposal of stake in Médi Télécom	0.0	20.0	n.m.	0.0	20.0	n.m.
Disposal of stake in Brasilcel	4,500.0	0.0	n.m.	4,500.0	0.0	n.m.
Share capital reductions at Brasilcel	0.0	0.0	n.m.	89.9	0.0	n.m.
Other cash movements	(34.2)	(13.6)	150.5%	(54.7)	1.0	n.m.
Free cash flow	4,630.0	92.6	n.m.	4,651.8	121.7	n.m.

(1) 2009 figures were adjusted in order to recognise Vivo business line as a discontinued operation.

Consolidated Net Debt

Consolidated net debt amounted to Euro 782 million as at 30 September 2010, compared to Euro 5,528 million as at 31 December 2009, a reduction of Euro 4,746 million as a result of the free cash flow generated in the period (Euro 4,652 million) and the elimination of Vivo from the consolidation perimeter (Euro 699 million). These effects were partially offset by: (1) the dividends paid by PT (Euro 504 million) and its subsidiaries (Euro 63 million), and (2) the consolidation of GPTI as from 1 March 2010, which had a net debt position of Euro 31 million as at that date.

Change in net debt	Euro million

	3Q10	3Q09	9M10	9M09
Net debt (initial balance as reported)	6,092.8	6,156.2	5,528.0	5,571.3
Less: Vivo’s net debt	719.5	695.3	699.0	664.9
Net debt (initial balance adjusted)	5,373.3	5,460.8	4,829.0	4,906.4
Less: free cash flow	4,630.0	92.6	4,651.8	121.7
Dividends paid by PT	0.0	0.0	503.6	503.6
Changes in consolidation perimeter	0.9	0.0	31.7	0.0
Commitments related to fixed assets	0.0	0.0	0.0	11.5
Other (1)	37.3	14.9	69.1	83.4
Net debt (final balance)	781.6	5,383.2	781.6	5,383.2
Receivable from TEF, at present value	2,953.2	0.0	2,953.2	0.0
Pro-forma net debt	(2,171.6)	5,383.2	(2,171.6)	5,383.2
Change in net debt	(4,591.7)	(77.6)	(4,047.4)	476.8
Change in net debt (%)	(75.4)%	(1.3)%	(73.2)%	8.6%

(1) In 9M10, this caption includes mainly Euro 63 million related to dividends paid by PT’s fully consolidated subsidiaries to minority shareholders (Euro 37 million in 9M09). In 9M09, this caption includes the settlement of an Euro-Dollar derivative, in 7 April 2009, which resulted in a payment of Euro 38 million.

As at 30 September 2010, total consolidated gross debt amounted to Euro 7,029 million, of which 88.1% was medium and long-term and 81.0% was set at fixed rates. Following the disposal of Brasilcel, 99.7% of total debt was denominated in Euros as at 30 September 2010.

The amount of cash available in PT’s domestic operations plus the undrawn amount of PT’s committed commercial paper lines and standby facilities totalled Euro 7,120 million at the end of September 2010, of which Euro 952 million was undrawn committed commercial paper and standby facilities.

In 9M10, PT’s average cost of debt stood at 4.6% and as at 30 September 2010, PT’s consolidated net debt had a maturity of 12.6 years. As at the end of 9M10, the net debt to EBITDA ratio was 0.5x compared to 3.4x in 9M09, while EBITDA cover stood at 6.4x in 9M10 compared to 7.2x in 9M09 as reported.

Post Retirement Benefits Obligations

As at 30 September 2010, the projected post retirement benefits obligations (PBO) related to pensions and healthcare amounted to Euro 3,051 million and the market value of assets under management amounted to Euro 2,242 million. In addition, PT had liabilities in the form of salaries payable to suspended and pre-retired employees amounting to Euro 712 million, which are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, total gross unfunded obligations amounted to Euro 1,521 million. After-tax unfunded obligations amounted to Euro 1,118 million. PT’s post retirement benefits plans for pensions and healthcare are closed to new participants.

Post retirement benefits obligations	Euro million

	30 September 2010	31 December 2009
Pensions obligations	2,713.4	2,710.2
Healthcare obligations	337.4	335.3
PBO of pension and healthcare obligations	3,050.8	3,045.5
Market value of funds (1)	(2,242.0)	(2,369.5)
Unfunded pensions and healthcare obligations	808.8	675.9
Salaries to suspended and pre-retired employees	712.3	791.4
Total gross unfunded obligation	1,521.1	1,467.4
After-tax unfunded obligations	1,118.0	1,078.5
Unrecognised prior years service gains	21.9	23.4
Accrued post retirement benefits	1,543.0	1,490.8

(1) The reduction in the market value of funds resulted mainly from the payments of pensions and supplements of Euro 114.7 million and the reimbursement of excess funding of the healthcare plan amounting to Euro 75.0 million. These effects were partially offset by the positive performance of assets under management amounting to Euro 30.1 million (equivalent to 1.4% in 9M10) and PT’s contributions to the pension funds amounting to Euro 35.1 million.

Total gross unfunded obligations increased by Euro 54 million to Euro 1,521 million as at 30 September 2010, as a result of: (1) the reimbursement of Euro 75 million, related to the excessive funding of the healthcare plan, and (2) net actuarial losses of Euro 72.6 million, related to the difference between the actual return on assets (equivalent to 1.4% in 9M10) and the estimated expected return on assets (6% on an annual basis). These effects more than offset (1) PT’s contributions to the pension funds (Euro 35.1 million) and (2) the reduction of liabilities related to salaries payable to suspended and pre-retired employees (Euro 79 million), mainly due to the payments to suspended and pre-retired employees during the period and to the halting of the redundancy programme.

Change in gross unfunded obligations	Euro million

	9M10	9M09
Gross unfunded obligations (initial balance)	1,467.4	1,809.9
Post retirement benefits costs (PRB)	54.9	68.6
Curtailment cost	10.9	4.1
Net reimbursements (contributions) to pension funds (1)	31.5	(15.2)
Payments to pre-retired, suspended employees and other	(116.2)	(127.5)
Net actuarial (gains) losses (2)	72.6	(152.1)
Gross unfunded obligations (final balance)	1,521.1	1,587.8
After-tax unfunded obligations	1,118.0	1,167.0

(1) In 9M10, this caption includes: (i) termination payments amounting to Euro 4.2 million; (ii) reimbursement net of payments of healthcare expenses made by PT amounting to Euro 70.7 million, and (iii) contributions to the pension funds of Euro 35.1 million. (2) In 9M10, this caption relates to the difference between the actual return on assets (Euro 30.1 million, equivalent to 1.4% in 9M10), and the expected return on assets (6% on an annual basis).

Post retirement benefits costs	Euro million

	9M10	9M09
Service cost	6.1	5.1
Interest cost (1)	151.5	162.2
Expected return on assets (2)	(102.7)	(98.7)
Sub-total	54.9	68.6
Amortisation of prior year service gains	(1.5)	(1.4)
Post retirement benefits costs	53.5	(67.2)

(1) The decrease in the interest cost is explained by the reduction of PBO occurred in 2009.  (2) The increase in the expected return on assets is explained by the positive performance of plan assets occurred in 2009.

In September 2010, PT announced that it is in discussions regarding the potential transfer to the Portuguese State of the pension liabilities associated with mandatory Pension Funds that cover part of the active and retired employees of PT, as well as the assets to fund these liabilities. Any unfunded liabilities, calculated as of the transfer date, will be fully funded by PT at such date. PT further informed that it has not yet reached an agreement, as this is subject to the agreement by the parties on the respective terms and conditions and to the relevant internal approvals of both parties.

Equity

Equity excluding minority interests amounted to Euro 5,490 million as at 30 September 2010. The increase of Euro 4,171 million in 9M10 is explained by: (1) the net income generated in the period of Euro 5,618 million, and (2) the positive currency translation adjustments amounting to Euro 266 million, primarily related to the appreciation of the Real against the Euro in the period. These effects more than offset: (1) the accumulated currency translation adjustments related to the investment in Brasilcel that were transferred to net income upon the disposal of this investment, which amounted to Euro 1,134 million as at the disposal date; (2) the dividends paid by PT to shareholders amounting to Euro 504 million, and (3) the net actuarial losses related to post retirement benefits amounting to Euro 53 million (net of taxes).

Change in shareholders’ equity (excluding minority interests)	Euro million

9M10
Equity before minority interests (initial balance)	1,318.3
Net income	5,617.7
Net currency translation adjustments (1)	(868.6)
Dividends	(503.6)
Net actuarial gains (losses), net of taxes	(53.4)
Other	(20.7)
Equity before minority interests (final balance)	5,489.7
Change in equity before minority interests	4,171.4
Change in equity before minority interests (%)	316.4%

(1) In 9M10, this caption includes a gain of Euro 266 million related to positive currency translation adjustments generated in the period and the reclassification to net income of Euro 1,134 million related to the accumulated currency translation adjustments regarding Vivo as of the disposal date.

Consolidated Statement of Financial Position

The main changes in the consolidated statement of financial position are primarily explained by the disposal of Brasilcel, since the balance sheet as at 31 December 2009 included the assets and liabilities of Vivo. As at 31 December 2009, Vivo had total assets of Euro 6,150 million, including primarily tangible and intangible assets (Euro 4,279 million), accounts receivable (Euro 546 million), deferred taxes (Euro 418 million) and taxes receivable (Euro 373 million), and had total liabilities of Euro 2,344 million, including primarily gross debt (Euro 995 million) and accounts payable (Euro 497 million). The increase in net accounts receivable is mainly explained by the present value of the receivable from Telefónica regarding the sale of Brasilcel (Euro 2,953 million).

Consolidated statement of financial position	Euro million

	30 September 2010	31 December 2009
Cash and equivalents	6,247.3	1,518.0
Accounts receivable, net	4,271.6	1,538.4
Inventories, net	124.7	239.9
Financial investments	567.0	614.1
Intangible assets, net	1,079.9	4,074.3
Tangible assets, net	3,542.5	4,843.9
Accrued post retirement asset (1)	1.3	67.6
Other assets	347.4	783.7
Deferred tax assets and prepaid expenses	644.2	1,160.7
Total assets	16,825.9	14,840.5
Accounts payable	719.6	1,338.6
Gross debt	7,028.8	7,046.0
Accrued post retirement liability	1,544.3	1,558.3
Other liabilities	1,224.4	1,602.9
Deferred tax liabilities and deferred income	614.5	907.2
Total liabilities	11,131.6	12,453.0
Equity before minority interests	5,489.7	1,318.3
Minority interests	204.6	1,069.1
Total shareholders’ equity	5,694.3	2,387.4
Total liabilities and shareholders’ equity	16,825.9	14,840.5

(1) The reduction in accrued post retirement assets is mainly related to the reimbursement of Euro 75 million of the excess funding computed as at 31 December 2009.

02

Business performance

Domestic Operations

Revenues from domestic operations, which include wireline and TMN, decreased by 3.0% y.o.y in 9M10, as a result of lower revenues at TMN due to: (1) lower customer revenues (Euro 44 million), as a result of increasingly more difficult economic conditions and increased popularity of on-net flat-fee prepaid tariff plans; (2) lower equipment sales (Euro 27 million), and (3) lower interconnection revenues (Euro 13 million), mainly due to lower MTRs. Revenues in the wireline segment increased by 0.4% y.o.y, notwithstanding the change in the recognition of contract penalties (Euro 8 million), which negatively impact the comparison between the quarters. Adjusting for the change in revenue recognition referred to above, wireline revenues would have increased by 1.0% y.o.y, underpinned by retail revenues and equipment sales.

Domestic operations income statement (1)	Euro million

	3Q10	3Q09	y.o.y		9M10	9M09	y.o.y
Operating revenues	804.9	841.3	(4.3)%		2,400.1	2,474.2	(3.0)%
Wireline	481.6	481.1	0.1%		1,452.6	1,446.4	0.4%
Domestic mobile • TMN	355.9	397.9	(10.5)%		1,045.4	1,135.0	(7.9)%
Other and eliminations	(32.7)	(37.6)	(13.1)%		(98.0)	(107.2)	(8.6)%
EBITDA (2)	345.8	370.0	(6.5)%		1,044.6	1,107.0	(5.6)%
Post retirement benefits	17.8	22.4	(20.5)%		53.5	67.2	(20.5)%
Depreciation and amortisation	184.6	157.4	17.3%		506.5	462.0	9.6%
Income from operations (3)	143.5	190.2	(24.6)%		484.7	577.7	(16.1)%
EBITDA margin	43.0%	44.0%	(1.0	)pp	43.5%	44.7%	(1.2	)pp
Capex (4)	141.7	181.6	(21.9)%		411.5	471.2	(12.7)%
Capex as % of revenues	17.6%	21.6%	(4.0	)pp	17.1%	19.0%	(1.9	)pp
EBITDA minus Capex	204.1	188.5	8.3%		633.1	635.8	(0.4)%

(1) Domestic operations includes the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro, PT Contact and PT Sales. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

EBITDA declined by 5.6% y.o.y in 9M10 to Euro 1,045 million, equivalent to a margin of 43.5%. This performance was primarily explained by: (1) revenue decline at TMN; (2) continued strong roll-out of the triple-play offers, which resulted in higher programming, customer care and support costs; (3) lower MTRs, and (4) the halting of the redundancy programme, in favour of insourcing of certain operations.

Capex in the domestic business decreased by 12.7% y.o.y to Euro 412 milllion in 9M10. Domestic capex was primarily directed to: (1) the continued efforts in the roll-out of pay-TV and FTTH, future proof technologies and services paving the way for future growth in wireline, and (2) investments in 3G and 3.5G networks in the domestic mobile business. Against a backdrop of the high quality of the network and services offered to customers, TMN’s network quality continues to stand out in the context of the Portuguese market for its coverage and reliability.

Wireline

In 9M10, retail net additions reached 239 thousand, up by 10.6% y.o.y, as a result of the significant growth of the pay-TV service, which accounted for 188 thousand net additions, bringing the total pay-TV customers to 769 thousand (up by 52.3% y.o.y). Fixed broadband net additions in the period stood at 102 thousand, with fixed broadband customer base growing 18.7% y.o.y as a result of the solid growth in triple-play customers. Traffic generating lines declined only by 20 thousand in 9M10, also reflecting the positive impact of the triple-play offers and further consolidating the reversal of the traditional line loss trend in wireline. In the 9M10, net disconnections of voice lines were 52 thousand, including 32 thousand net disconnections of carrier pre-selection lines, which now account for only 102 thousand lines (3.8% of total PSTN/ISDN lines). Pay-TV customer penetration stands at 29.7% of traffic generating lines (+10.4pp y.o.y) and 79.8% of the fixed broadband customer base (+17.6pp y.o.y), a solid performance considering that the pay-TV service was launched, on a nationwide basis, only in April 2008.

Wireline operating data

	3Q10	3Q09	y.o.y	9M10	9M09	y.o.y
Main accesses (‘000)	4,800	4,494	6.8%	4,800	4,494	6.8%
Retail accesses	4,428	4,080	8.5%	4,428	4,080	8.5%
PSTN/ISDN	2,695	2,763	(2.5)%	2,695	2,763	(2.5)%
Traffic-generating lines	2,593	2,620	(1.0)%	2,593	2,620	(1.0)%
Carrier pre-selection	102	143	(28.6)%	102	143	(28.6)%
Fixed broadband retail	964	812	18.7%	964	812	18.7%
TV customers	769	505	52.3%	769	505	52.3%
Wholesale accesses	372	413	(9.9)%	372	413	(9.9)%
Unbundled local loops	257	297	(13.3)%	257	297	(13.3)%
Wholesale line rental	63	62	0.4%	63	62	0.4%
ADSL wholesale	52	54	(3.6)%	52	54	(3.6)%
Net additions (‘000)	66	68	(1.6)%	213	196	9.0%
Retail accesses	83	79	4.8%	239	216	10.6%
PSTN/ISDN	(15)	(14)	(6.8)%	(52)	(80)	35.1%
Traffic-generating lines	(6)	(5)	(36.2)%	(20)	(48)	58.9%
Carrier pre-selection	(9)	(9)	7.9%	(32)	(31)	(1.8)%
Fixed broadband retail	32	32	0.2%	102	103	(0.4)%
TV customers	67	62	7.6%	188	193	(2.4)%
Wholesale accesses	(17)	(12)	(41.0)%	(26)	(20)	(25.4)%
Unbundled local loops	(16)	(12)	(30.4)%	(23)	(9)	(170.4)%
Wholesale line rental	(1)	(3)	71.4%	(1)	(13)	94.3%
Fixed broadband wholesale	(0)	3	(110.5)%	(1)	2	(187.9)%
Retail RGU per access (1)	1.64	1.48	11.3%	1.64	1.48	11.3%
ARPU (Euro)	29.9	30.1	(0.6)%	30.1	30.0	0.4%
Total traffic (million minutes)	2,688	2,780	(3.3)%	8,141	8,399	(3.1)%
Retail traffic	1,107	1,131	(2.1)%	3,416	3,513	(2.7)%
Wholesale traffic	1,580	1,649	(4.2)%	4,725	4,887	(3.3)%
Employees	6,662	6,345	5.0%	6,662	6,345	(5.0)%

(1) Retail accesses per PSTN/ISDN line.

The number of retail RGU per access, measured by the number of retail accesses per PSTN/ISDN line, continued to increase with the rollout of the pay-TV offer and stood at 1.64 in 9M10, as compared to 1.48 in 9MQ09 (+11.3% y.o.y).

Competitors’ accesses, which include wholesale accesses and carrier pre-selection, fell by 57 thousand in 9M10, reflecting a decrease in unbundled local loop lines (-23 thousand) and in carrier pre-selection (-32 thousand).

During the period, Meo deployed a new software version across all its IPTV set-top-boxes, bringing an improved user experience and more features to Meo customers. Following a close and careful analysis of TV usage patterns, Meo upgraded its design and user-interface to promote an even better, easier and more intuitive user-experience. In some of its most widely-used services, such as the PVR, Meo launched new functionalities. Adding to the Remote PVR and Series-link Recording, both exclusive features, Meo now also provides a Multiroom PVR experience. This upgrade was supported by a strong marketing campaign that focused on the new Meo experience and re-emphasised Meo’s positioning as the most innovative pay-TV offer in the Portuguese market.

Meo continues to offer various features that significantly differentiate its value proposition, including: (1) real video-on-demand (VoD) with DVD-like features and a catalogue of more than 2,500 movies, including high definition (“HD”); (2) catch-up TV; (3) electronic programming guide, redesigned during 1Q10, alongside all Meo user-interface, in order to improve further the user experience; (4) TV channel recording, which can be remotely programmed through internet or mobile phone, allowing also easy on-click recording of series and multiroom PVR for those customers with more than one set-top-box; (5) gaming, karaoke and several interactive applications and service areas; (6) access to personal photo folders, and (7) customised contents and features for children in a specially designed walled-garden “Meo Kids”.

On 8 July 2010, PT announced that Meo had surpassed the threshold of 700 thousand customers. Recently and to reinforce a new television viewing experience and enhance interactivity, Meo also launched: (1) Meo Interactivo, an application store, free of charge, which will aggregate the best TV widgets for all applications already available through Meo as well as new ones that were also just launched, such as Facebook, Oceanlook, Picasa and Flickr, and (2) Meo Séries, a new subscription video-on-demand service, which delivers the best series from Warner and HBO.

During the period Meo also launched a selection of new channels, the most relevant of those being FoxLife, on 1 January 2010, and Channel Q, in March 2010, the first interactive channel in Portugal, fully programmed in Portuguese, which represents another innovative experience that continues to contribute towards a new way of consuming TV content in the Portuguese market. The Channel Q was developed in cooperation with Sapo portal, where the channel’s web site is hosted. In last quarter, Canal Q has reinforced its programming with new content and has extended the broadcasting period. These new channels, features and services are aimed at reinforcing Meo’s content and television viewing experience, which is more distinctive and further enhances interactivity, thus allowing for a even stronger differentiation when compared with other pay-TV offers in the market.

During the last quarter, Meo launched: (1) Karaoke VideoStar, a new and more sophisticated karaoke offer, which includes various songs, grouped by recent successes, kids, pop, rock, classics, hip-hop and R&B, and also videos for all songs, for Euro 3.5 per month; (2) TVI 24, the information channel of TVI, the leading free-to-air channel in Portugal, available through IPTV and satellite; (3) Ídolos Interactivo, a new and exclusive interactivity experience over a FTA programme — Ídolos on SIC, from original American Idol, that gives customers access to a lot more content on each programme contestant, exclusive backstage snippets and best of videos, through a “press the red button” onscreen, and (4) TVI Secret Story Interactivo, a new and exclusive interactive channel, developed in partnership with TVI, that broadcasts live 24 hours per day the Secret Story show, a reality-show similar to Big Brother, with the possibility to access additional content — alternative cameras, additional videos and lots more, also through a “press the red button” onscreen. Since launch, on 4 October 2010, Secret Story has been the top show in Portugal, while the Secret Story channel has been one of the most seen channels.

Meo provides access to a comprehensive content offering with more than 120 TV channels and over 2,500 VoD titles. The VoD offer, which includes blockbusters from five Hollywood studios, is a key differentiating feature of the service as more than 50% of Meo’s IPTV customers have already used VoD on a paid basis, consuming an average of 2.3 movies per month. In 2Q10, the most watched movies were “2012”, followed by “Twilight — New Moon” and “The Hurt Locker”, winner of six Oscars in 2009. In 3Q10, the most watched movies were “Couples Retreat”, followed by “The Princess and the Frog” and “Sherlock Holmes”.

During 9M10, PT also launched Meo@PC, in beta version. This service gives online access to Meo’s pay-TV service through a PC, strengthening the mobility and convergence value proposition of the Meo service. Customers were invited to join a pilot trial of this service, anticipating final commercial launch planned for later this year.

In May 2010, Meo announced the live broadcast of the major tennis event in Portugal, Estoril Open, in True 3D, the first time a live event was broadcasted in True 3D in Portugal. Additionally, in June 2010, Meo announced the live broadcast of eight games of the FIFA World Cup in True 3D through the organisation of several public viewing events. For Meo customers all the games of the FIFA World Cup were available in HD and with interactive features, which allowed the viewers to choose from six additional screens broadcasting: team tactics, follow a player, follow the coach and watch the highlights of the game. These features have proven to be very successful and were used by more than 330 thousand Meo customers with more than 1.1 million visits during the World Cup. During the World Cup Meo also launched a very successful optional feature, which allowed users to filter the noise of the well known vuvuzelas, during the game they were watching. In October 2010, Meo announced the exclusive live broadcast, in True 3D, of stage eight of the world surfing circuit held in Portugal and sponsored by TMN, becoming the first television operator in the world to broadcast a surfing event in True 3D.

Meo marketing campaigns continue to enjoy the highest notoriety in the Portuguese pay-TV market. The campaign to market Meo’s new user interface was launched with an innovative commercial ad in True 3D, marking Meo’s take-off in 3D content trials. This advertisement was also broadcasted in the three main free-to-air channels having reached an audience share of 85.5%, above that of the initial advertising of Meo in 2008 that reached an audience share of 83%. In 3Q10, proved ad recall stood above 60% and spontaneous ad recall was above 40%, well ahead of any other competing brands in the sector.

In the last months, PT has launched several vertical offers targeting the SMEs and corporate segments in order to provide differentiated convergent offers customised for different sectors, aiming at further strengthening PT’s positioning in these segments. PT has broadened the scope of services, such as: (1) Menu Box, solution targeted at the food and beverage sector integrating television, voice and data leveraging on the leading software tools for the sector and bundling the hardware component; (2) Lex Box, a solution oriented for the legal segment integrating fixed and mobile voice and broadband services with the LegiX software which enables access to legal content, and (3) customised offers, namely Corporate Fibre, a television service for customers in the health and hotel sectors with customised corporate channel, content and remote control of channel selection. On September 2010, PT has announced, in partnership with Cisco, the development, implementation and launch of new services of cloud computing, which include virtual services and unified communications. The implementation of cloud computing services will enable companies to adopt more efficient business models, increasing adoption of technology services by the corporate, SME and SOHO segments due to a significant reduction in costs related to information technology.

Notwithstanding the strong growth of Meo customers, which subscribe to a more complex service with higher customer care associated, the number of calls per customer declined by 23% when compared to the beginning of this year. In 9M10, the number of complaints in the wireline business, namely in the Meo service, declined by 32% along this year.

In 9M10, wireline operating revenues increased by 0.4% y.o.y to Euro 1,453 million, underpinned by retail revenues on the back of the continued strong performance of Meo triple-play offer (voice, data and pay-TV) and sales, notwithstanding the negative effect of the change in the recognition of contract penalties (Euro 8 million). Adjusting for this change, wireline revenues would have increased by 1.0% y.o.y thus further consolidating the turnaround of the traditional revenue loss trend in the wireline business. Retail revenues decreased by Euro 2 million to Euro 725 million in 9M10, while adjusting for the change in the recognition of contract penalties, wireline retail revenues would have grown by 0.7% y.o.y. This performance of retail revenues is being achieved on the back of pay-TV revenue’s growth and fixed broadband retail, which are increasing in line with the stated strategy of increasing market share in the residential market by offering attractive and differentiated triple-play and double-play services, and notwithstanding the increasing pressure on the traditional voice business, due to adverse economic conditions, which are affecting mainly the SME/SOHO and corporate segments.

The performance of retail revenues, adjusted for the change in the recognition of contract penalties referred to above (+0.7%  y.o.y), was underpinned by growth in retail RGUs of 239 thousand, namely pay-TV customers (+188 thousand net additions in 9M10), high quality broadband customers (+115 thousand postpaid net adds) and resilience of traffic generating lines, which decreased by 20 thousand in 9M10. The performance of retail revenues continued to benefit from the successful implementation of the pay-TV strategy, notwithstanding strong competition from other fixed and cable operators as well as from mobile operators, both in voice and broadband, and against a backdrop of challenging economic conditions.

Wireline income statement (1)	Euro million

	3Q10	3Q09	y.o.y		9M10	9M09	y.o.y
Operating revenues	481.6	481.1	0.1%		1,452.6	1,446.4	0.4%
Retail	240.7	239.9	0.4%		724.9	727.1	(0.3)%
Wholesale	127.2	124.1	2.6%		368.6	369.8	(0.3)%
Data & corporate	67.6	70.3	(3.8)%		220.0	220.8	(0.4)%
Other wireline revenues	46.1	46.8	(1.5)%		139.2	128.7	8.2%
Operating costs, excluding D&A	297.6	285.4	4.3%		892.2	842.0	6.0%
Wages and salaries	57.2	57.5	(0.5)%		171.0	172.8	(1.0)%
Direct costs	110.7	99.6	11.1%		331.1	302.2	9.6%
Commercial costs	29.4	30.6	(3.8)%		89.8	80.7	11.4%
Other operating costs	100.3	97.7	2.7%		300.3	286.4	4.9%
EBITDA (2)	184.1	195.7	(5.9)%		560.4	604.4	(7.3)%
Post retirement benefits	17.8	22.4	(20.5)%		53.4	67.2	(20.5)%
Depreciation and amortisation	121.5	99.9	21.5%		337.4	295.3	14.3%
Income from operations (3)	44.8	73.4	(38.9)%		169.5	241.9	(29.9)%
EBITDA margin	38.2%	40.7%	(2.5	)pp	38.6%	41.8%	(3.2	)pp
Capex	107.0	130.7	(18.1)%		319.0	358.0	(10.9)%
Capex as % of revenues	22.2%	27.2%	(5.0	)pp	22.0%	24.8%	(2.8	)pp
EBITDA minus Capex	77.1	65.0	18.7%		241.3	246.4	(2.0)%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Wholesale revenues decreased by 0.3% y.o.y in 9M10 to Euro 369 million, as a result of the decrease in traffic revenues (-1.4% y.o.y), which were negatively impacted of lower MTRs.

Revenues from data and corporate services decreased by 0.4% y.o.y in 9M10 as a result of the decline in revenues from VPN and leased lines (-5.2% y.o.y) against a backdrop of challenging economic conditions affecting the SME/SOHO and corporate segments, notwithstanding the increase in revenues from network management, outsourcing and IT (+12.0% y.o.y), as a result of the execution of certain contracts.

Other revenues increased by 8.2% y.o.y in 9M10, notwithstanding the 15.2% y.o.y decline in directories, and mainly as a result of the increase in sales of equipment (Euro 9 million).

In 9M10, EBITDA declined by 7.3% y.o.y, with 3Q10 showing a sequential improvement when compared to recent quarters (-5.9% in 3Q10, -6.4% y.o.y in 2Q10 and -9.4% in 1Q10), notwithstanding the continued efforts in the deployment of the pay-TV and triple-play offers and the halting of the redundancy programme. This favourable performance is the result of the continued focus on improving the profitability of its operations and the initial benefits of the rollout of the FTTH network, which is more robust when compared to legacy networks. In the period, operating expenses excluding D&A only grew by 6.0% y.o.y (Euro 50 million), notwithstanding the increase in direct costs to Euro 331 million (+9.6% y.o.y, Euro 29 million). This increase in direct costs reflects the increase in programming costs, which resulted from the continued growth in pay-TV customers, strengthened content offering and higher uptake of premium and VOD services. In 9M10, wages and salaries decreased by 1.0% y.o.y to Euro 171 million as a result of strong focus on cost reduction and notwithstanding: (1) headcount migration from the domestic mobile due to the reorganisation of the domestic fixed and mobile business along customer segments, and (2) the decision to halt the redundancy programme and focus on insourcing of certain activities that were previously outsourced. Commercial costs, which increased by 11.4% y.o.y to Euro 90 million, reflected the increase in commissions and in marketing and publicity, which resulted from the continued efforts in the marketing of pay-TV and triple-play offers and higher sales to corporate customers. The marked improvement of EBITDA evolution was achieved notwithstanding the increase in provisions (Euro 17 million) as a result of the more difficult economic environment. EBITDA margin, which stood at 38.6% in 9M10, declined by 3.2pp y.o.y, confirming steady improvements in the historical trend following the launch of the triple-play and pay-TV business.

Capex decreased from Euro 358 million in 9MQ09 to Euro 319 million in 9M10 (-10.9% y.o.y) as the investments in legacy network infrastructure declined in the period, notwithstanding: (1) the continued efforts in the rollout of future proof infrastructures, namely FTTH, and (2) the increase in customer related capex associated to the growth in pay-TV services. Other investments, namely infrastructure backbone SI/TI, also decreased as the result of PT’s focus on efficiency and cash flow, benefiting from significant investments during 2008 and 2009 and synergies from fixed-mobile integration.

Domestic Mobile

In 9M10, TMN’s EBITDA minus capex grew by 0.8% y.o.y to Euro 404 million, as a result of the strong focus on profitability and cash-flow generation and against a backdrop of a challenging economic environment and increased competitiviness in certain market segments, namely the youth segment. Notwithstanding the adverse economic conditions and tightening competitive environment, TMN consolidated the cash-flow generating trend, with EBITDA minus capex in 3Q10 improving when compared with previous quarters: +3.1% y.o.y in 3Q10; +2.9% y.o.y in 2Q10, and -3.2% y.o.y in 1Q10. Revenues stood at Euro 1,045 million (-7.9% y.o.y), as a result of the aforementioned challenging economic environment, penalised by interconnection revenues (-10.7% y.o.y) and equipment sales (-26.2 % y.o.y).

Domestic mobile operating data (1)

	3Q10	3Q09	y.o.y		9M10	9M09	y.o.y
Customers (‘000)	7,314	7,073	3.4%		7,314	7,073	3.4%
Net additions (‘000)	46	104	(55.8)%		62	140	(55.6)%
Total traffic (million minutes)	2,716	2,594	4.7%		7,849	7,254	8.2%
MOU (minutes)	124	123	1.1%		120	116	3.6%
ARPU (Euro)	14.7	16.8	(12.0)%		13.2	16.3	(18.8)%
Customer	12.7	14.4	(11.6)%		11.5	14.0	(18.2)%
Interconnection	1.6	1.9	(15.9)%		1.5	1.9	(23.0)%
Data as % of service revenues (%)	25.2	22.7	2.5	pp	24.5	22.7	1.8	pp
SARC (Euro)	30.0	32.6	(8.1)%		28.8	35.8	(19.5)%
Employees	1,043	1,008	3.5%		1,043	1,008	3.5%

(1) Includes MVNO subscribers.

In 9M10, TMN’s total customers increased by 3.4% y.o.y to 7,314 thousand, underpinned by wireless broadband customers, with quarterly net additions of 62 thousand, clearly improving the trend seen in previous quarters (+46 thousand in 3Q10, +5 thousand in 2Q10 and +11 thousand in 1Q10). Notwithstanding the challenging economic environment and increased popularity of on-net flat-fee prepaid tariff plans, customer growth at TMN in 9M10 was underpinned by both postpaid and prepaid customers (+33thousand net adds and +29 thousand net adds). The growth of postpaid customers was a result of: (1) continued growth of wireless broadband, and (2) the new postpaid pricing plans, branded “TMN unlimited”, that were launched during the last quarter and which are aimed at increasing the penetration of high-value tariff plans. At the end of 9M10, postpaid customers accounted for 31.0% of total customer base.

In 9M10, TMN continued to invest significantly in the differentiation of its portfolio of handsets, introducing new touch-screen phones and smartphones, and in the improvement of the services offered, making available to its customers data and value added services and sophisticated applications and widgets. TMN launched the Sony Ericsson W205 Betty Boop, associated to the most well known fashion event in Portugal, Moda Lisboa. In April 2010, TMN launched a1, the first smartphone based on the Android operating system, which is backed by Google, using TMN’s brand. This wide touch screen smartphone offers: (1) premium connectivity through 3.5G broadband access with downloads of up to 7.2Mbps and uploads of up to 5.6Mbps, Wi-Fi and Bluetooth; (2) Push Mail; (3) GPS with a life-time access to NDrive GPS software and maps of Portugal; (4) camera of 3.2 Mpx with video, autofocus and zoom; (5) MP3 player, and (6) 16GB memory card slot. The launch of this new own-label follows the successful launch, of tmn bluebelt I and bluebelt II and tmn silverbelt, smartphones with TMN’s brand using the Windows Mobile platform and of the HTC Magic based in the Android platform. The new a1 has a retail price of Euro 199.9 in PT’s Bluestores and of Euro 179.9 in the online shop of TMN.

During the period, TMN launched the Samsung Galaxy-S, the most advanced smartphone based on the Android operating system, exclusive for TMN, which offers: (1) a wide AMOLED screen; (2) GPS with a life-time access to NDrive GPS software and maps of Portugal; (3) camera of 5 Mpx; (4) 8GB memory card slot, and (5) some of the most popular applications, such as an e-books store. Additionally, TMN also launched the Samsung Wave, the first smartphone based on the Bada operating system, developed by Samsung, which allows high quality images and videos and access to apps through the Samsung Apps store. TMN smartphones continue to be positioned to allow a unique experience in mobile broadband, interactive services and content, thus enhancing TMN’s leadership position in this segment, namely as the operator with the most diversified and comprehensive offer.

In October, TMN launch an exclusive offer of Samsung Omnia 7, the first mobile phone in Portugal to integrate the Windows 7 operating system, and the iPhone. This strategy resulted in the most comprehensive smartphone offering in the Portuguese mobile market, making available: (1) the most well known operating systems: Windows Mobile, Android, RIM, Symbian and i-Phone, and (2) a wide range of smartphones from several manufacturers. As referred to above, as of October 2010, TMN also started to market the iPhone, thus further enhancing its smartphone offering. TMN also continued to invest in the development and marketing of own-label low-cost smartphones aimed at the mass market, which are acting as enablers of lower entry barriers in the market and driving an increased popularity of these devices.

In 9M10, TMN also continued to invest in the differentiation, promotion and marketing of its services. In February, associated to the Valentine Day, TMN lauched an innovative marketing campaign allowing customers to send messages with personalised multimedia messages with videos and musics, and to download or share ringtones, waiting rings and wallpapers. During Easter, TMN launched a promotional campaign aimed at increasing roaming usage, according to which TMN customers can do roaming calls with normal national tariffs with an additional call set-up fee of Euro 0.50. During the 9M10, TMN launched new tariff plans and continued to strengthen the promotional efforts in the youth segment. TMN launched, in partnership with the leading football clubs in Portugal, customised tariff plans, access to new applications and content associated with those clubs and customised handsets. TMN continued to strengthen its mobile broadband offerings, increasing the speed and download capacity to its customers. Also in 9M10, TMN launched a Car Control service, a security service that, in articulation with local authorities, allows customers to locate, block and recover their car in the event of being stolen.

As part of its data and value added services strategy, TMN has also been investing significantly in new services that are already aligned with future market trends, of which it should be highlighted: (1) meo mobile, which makes available 40 TV channels, in various areas such as information, sports, entertainment, children and other, on the mobile phone, along with innovative features such as wireless remote recording and sms alerts, marketed at various price ranging from Euro 0.93 per day to Euro 7.76 per month with unlimited channels; (2) TMN’s application store making available sports, news, entertainment, games, books and utility apps, which leverages on the wide experience and presence of PT’s portal Sapo in the online world; (3) pond, an aggregation service that enables the access to multiple personal accounts, aggregation of social network accounts in a single place, simultaneous posts in multiple accounts and/or services and sharing of photos and videos, and (4) music box, a service that allows music downloads in Portugal for mobile phones and PCs, from the main world music companies with a pricing starting from Euro 1.99 per week.

This service and applications offering is complemented with the internetnotelemóvel service, which offers internet access on mobile phones in any place at any time and also access to TMN’s innovative mobile portal, which has been recently redesigned and now offers a more user friendly and dynamic layout, with content reorganised in three main areas (news, entertainment and utilities) and direct access to some of the most popular applications, such as Meo Mobile, email and Internet.

As a result, TMN is leveraging on its distinctive and comprehensive smartphone, data and value added services offering and, in the period between June and September 2010, is the clear leader in this high growth market segment with 46% market share according to GfK market studies, wich cover non-SIM free smartphones sales that represent aproximately 50% of the Portuguese market.

In order to enhance the competitive position of its service offering in the youth segment, in April 2010, TMN redesigned the on-net flat-fee prepaid tariff plans targeted at the youth segment, “Moche”. This offer now includes an option with a monthly fee of Euro 9.9 and one other option without a monthly fee, although subject to a minimum recharge of Euro 12.5 every 30 days. In 9M10, the on-net flat-fee prepaid tariff plans continued to become increasingly more popular, having at the end of the period reached around 25% of the prepaid customer base.

In the quarter, TMN continued to market the new postpaid pricing plans that were launched in July 2010, branded “TMN unlimited”, which are aimed at increasing the penetration in high-value segments. These pricing plans are designed to leverage on the increased popularity of smartphones in Portugal and include voice services and broadband Internet access (500MB of mobile Internet plus unlimited WiFi usage in 1,600 PT’s hotspots), while at the same time guarantying minimum consumption levels of Euro 30 (unlimited on-net traffic, SMS and MMS included, subject to fair usage policy) and Euro 100 (unlimited on-net and off-net traffic, SMS and MMS included, subject to fair usage policy).

As part of its innovation strategy, TMN launched recently its internet Pad service offering, a new mobile data access offer specifically designed for tabletPC’s, aimed at establishing a leading edge position in this high-growth segment of the market. This new offering has an option of 1GB of traffic included with the monthly fee of Euro 14.90 per month and an unlimited offer, subject to a fair usage policy, for a price of Euro 29.9 per month. The internet Pad offer was recently further reinforced with the integration of the Samsung Galaxy Tab, based on the Android operating system, and that includes one year subscription to the digital version of Expresso, the leeding weekend newspaper in Portugal, and the license to use the navigation application N-Drive with the Portugal’s map and access to traffic information.

In the last quarter, TMN also continued to invest in the mobile broadband segment. The success of TMN in this market segment continues to be based on: (1) maintaining its leading position in terms of coverage and quality of service, having already covered the main urban areas with HSDPA and HSUPA; (2) wide varety of postpaid and prepaid services, and (3) on the quality and coverage of its wi-fi network, which is available in more than 1,600 hotspots in Portugal, particularly in hotels, shopping malls, airports, etc.

As a result of TMN’s investment in improving the customer experience in the usage of its voice and data services and in increasing the quality of its customer care processes, in 9M10, the number of calls to the customer care call centre declined and the number of complaints of TMN customers declined by 14% throughout this year. The mobile broadband service registered an even more noteworthy performance with a decline of customer complaints of 31% along this year. Also worthwhile to note that, in 2009, the number of total complaints of TMN customers had already declined by 17% y.o.y and the number of complaints of mobile broadband customers had declined by 36%.

In 9M10, customer ARPU at TMN stood at Euro 11.5 (-18.2% y.o.y) mainly as a result of: (1) continued adverse economic conditions; (2) the increase in VAT by 1pp to 21% that was implemented as from 1 July onwards; (3) increased penetration of voice and data services in lower segments of the market, and (4) increased popularity of tribal tariff plans targeted at the youth segment, which reflect increased competitive levels in the market, and notwithstanding significant growth in usage. Interconnection ARPU declined by 23.0% y.o.y, with termination rates declining sequentially by Euro 0.5 cents to Euro 6.0 cents as of 24 May 2010 and Euro 0.5 cents to Euro 5.5 cents as of 24 August 2010 as a result of the glide path defined by ANACOM, the Portuguese telecom regulator. As a result, TMN’s ARPU stood at Euro 13.2 in 9M10 (-18.8% y.o.y).

In 9M10, total traffic increased by 8.2% y.o.y to 7,849 million minutes, driven by outgoing traffic, which increased by 11.7% y.o.y, while incoming traffic declined by 3.2% y.o.y. Notwithstanding resilient volume traffic growth, primarily due to growth in customer base (+3.4%, EoP) coupled with an increased penetration of on-net flat-fee prepaid tariff plans underpinned traffic growth in the period, with MOU increasing by 3.6% y.o.y in the period, notwithstanding the continued growth in data cards.

In 9M10, TMN’s operating revenues amounted to Euro 1,045 million, a decrease of 7.9% y.o.y (Euro 90 million), mainly due to: (1) the Euro 44 million decline in customer revenues; (2) the 26.2% y.o.y decline in equipment sales (Euro 27 million), and (3) the Euro 13 million decline in interconnection revenues, partially driven by the Euro 6.5 million negative impact of lower MTRs. Notwithstanding the difficult economic conditions, SMS and value added data services continued to contribute to top line growth, having increased by 1.8% in 9M10 and accounting for 24.5% of service revenues (+1.8pp y.o.y).

Domestic mobile income statement (1)	Euro million

	3Q10	3Q09	y.o.y		9M10	9M09	y.o.y
Operating revenues	355.9	397.9	(10.5)%		1,045.4	1,135.0	(7.9)%
Services rendered	322.2	353.4	(8.8)%		960.9	1,019.6	(5.8)%
Customer	278.2	303.7	(8.4)%		833.3	877.6	(5.0)%
Interconnection	34.8	39.9	(12.9)%		108.6	121.5	(10.7)%
Roamers	9.1	9.7	(6.3)%		19.1	20.4	(6.7)%
Sales	31.3	41.9	(25.4)%		77.4	104.8	(26.2)%
Other operating revenues	2.5	2.6	(1.4)%		7.2	10.6	(32.8)%
Operating costs, excluding D&A	192.7	221.9	(13.2)%		557.0	627.6	(11.2)%
Wages and salaries	12.2	11.6	4.7%		35.9	37.5	(4.3)%
Direct costs	62.5	67.5	(7.4)%		187.1	195.8	(4.5)%
Commercial costs	59.5	73.8	(19.4)%		153.6	201.1	(23.6)%
Other operating costs	58.5	69.0	(15.2)%		180.5	193.2	(6.6)%
EBITDA (2)	163.2	175.9	(7.2)%		488.4	507.4	(3.7)%
Depreciation and amortisation	60.7	54.3	11.7%		161.6	157.4	2.7%
Income from operations (3)	102.5	121.6	(15.7)%		326.8	350.0	(6.6)%
EBITDA margin	45.9%	44.2%	1.6	pp	46.7%	44.7%	2.0	pp
Capex (4)	31.5	48.1	(34.5)%		84.1	106.1	(20.8)%
Capex as % of revenues	8.9%	12.1%	(3.2	)pp	8.0%	9.4%	(1.3	)pp
EBITDA minus Capex	131.7	127.8	3.1%		404.3	401.2	0.8%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

Despite the growth in customer base, the performance of customer revenues reflected an adverse economic environment and tightening competitive levels in certain market segments, thus declining by 5.0% y.o.y to Euro 833 million (Euro 44 million). Interconnection revenues declined by 10.7% y.o.y in 9M10 to Euro 109 million (Euro 13 million), as a result of: (1) the decline in incoming traffic; (2) lower MTRs, which declined from Euro 6.5 cents to Euro 6.0 per minute in 24 May 2010 and then from Euro 6.0 cents to Euro 5.5 cents per minute in 24 August 2010 as compared to Euro 6.5 cents per minute in 9M09, and (3) lower interconnection revenues related to SMS. Equipment sales declined by 26.2% y.o.y (Euro 27 million) primarily due to lower handset prices, as a result of the focus of TMN in streamlining its product portfolio, and lower volumes.

During the 9M10, TMN continued to focus on strict cost control to improve profitability against a backdrop of an adverse economic environment. EBITDA in the 9M10 stood at Euro 488 million (-3.7% y.o.y) declining by only Euro 19 million, notwithstanding the decline in revenues (Euro 90 million) and the decline in gross profit (Euro 48 million). In 9M10 EBITDA margin stood at 46.7%, increasing by 2.0 pp when compared to 44.7% in 9M09. Operating expenses, excluding D&A, decreased by 11.2% y.o.y in 9M10 to Euro 557 million, on the back of operational and cost discipline: (1) commercial costs declined by 23.6% y.o.y to Euro 154 million, as a result of the continued focus on increasing the number of exclusive handsets and reducing the breadth of TMN’s handset portfolio, which translates into lower unitary SARC (-19.5% y.oy in 9M10); (2) lower direct costs (-4.5% y.o.y to Euro 187 million), as a result of lower MTRs and a higher proportion of on-net traffic, notwithstanding higher capacity costs, which are associated with the provision of data services, and (3) lower other operating costs (-6.6% y.o.y). Other operating expenses benefited from lower maintenance and repairs, which result from an integrated and more efficient management of fixed and mobile networks, and from lower external supplies, which reflect the strict operational and cost discipline. Wages and salaries decreased by 4.3% y.o.y to Euro 36 million at TMN, reflecting continued improvements as a result of the reorganisation of PT’s domestic businesses along customer segments and fixed-mobile integration.

Capex decreased by 20.8% y.o.y in 9M10 to Euro 84 million, representing 8.0% of revenues (-1.3pp y.o.y). The decrease in TMN’s capex is primarily explained by the strong focus on cash-flow generation and profitability, benefiting from synergies from the fixed-mobile integration and management of the Portuguese business alongside customer segments. Against a backdrop of high quality of services offered,  TMN’s capex continued to be directed primarily towards: (1) expanding network capacity, to accommodate increased voice and data usage, and (2) network coverage, namely in the urban areas and in the main motorways and roads. Approximately 60% of network capex is being directed towards 3G and 3.5G networks. As a result of the strict focus on cash-flow generation and profitability of operations and of management operational discipline, EBITDA minus capex at TMN increased by 0.8% y.o.y to Euro 404 million in 9M10.

International Businesses

In 9M10, international assets, on a pro-forma basis, increased their proportional revenues by 17.8% y.o.y to Euro 447 million, while EBITDA decreased by 1.0% y.o.y to Euro 165 million, improving the trend seen in 1Q10 and 2Q10, notwithstanding the devaluation of the Angolan Kwanza.

Proportional income statement of international assets (1)	Euro million

	3Q10	3Q09	y.o.y		9M10	9M09	y.o.y
Operating revenues	163.0	131.5	24.0%		447.5	380.0	17.8%
EBITDA (2)	57.9	56.7	2.1%		164.7	166.4	(1.0)%
Depreciation and amortisation	30.4	10.8	180.3%		57.3	31.0	85.0%
Income from operations (3)	27.6	45.9	(40.0)%		107.4	135.4	(20.7)%
EBITDA margin	35.5%	43.1%	(7.6	)pp	36.8%	43.8%	(7.0	)pp

(1) Proforma consolidation of international assets using the percentage of ownership held by PT. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Highlights of main assets in Africa and Asia (2010) (1)	thousand (customers), million (financials)

		Rev.		EBITDA				EBITDA
	Stake	local	y.o.y	local	y.o.y	Margin	Rev. Eur	Eur
Unitel, Angola (2) (4)	25.00%	1,083	(5.2)%	637	(15.5)%	58.9%	824	485
MTC, Namibia (3) (4)	34.00%	1,068	(0.7)%	576	(0.6)%	54.0%	109	59
CVT, Cape Verde (3) (4)	40.00%	6,474	1.9%	3,169	(13.8)%	49.0%	59	29
CTM, Macao (2)	28.00%	2,022	11.5%	891	5.5%	44.1%	192	85
CST, S.Tomé & Principe (3) (4)	51.00%	230,067	18.7%	68,605	24.5%	29.8%	9	3
Timor Telecom, East Timor (3)	41.12%	41	18.3%	23	22.2%	56.5%	31	18

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

In 9M10, Unitel’s revenues and EBITDA, in Angolan Kwanza, increased by 14.7% and by 2.8% respectively and decreased by 5.2% and by 15.5% y.o.y, to USD 1,083 million and USD 637 million respectively, as a result of the 19.3% devaluation of Angolan Kwanza against the Dollar. In 9M10, Unitel continued its expansion both in Luanda and outside Luanda and launched several campaigns to promote voice and data usage.

In 9M10, MTC’s revenues and EBITDA decreased by 0.7% y.o.y and by 0.6% y.o.y, to NAD 1,068 million and NAD 576 million, respectively. Revenue performance was achieved against a backdrop of significant decline in MTRs and promotions with significative traffic bonus to reinforce competitive position. Excluding the impact of lower MTRs (-66% average price y.o.y), revenues and EBITDA would have increased by 3.9% and 4.3%, respectively. In 9M10, EBITDA margin stood at 54.0%. Data revenues accounted for 18.5% of service revenues. In 9M10, MTC focused its marketing and commercial activity in initiatives to promote usage and mobile broadband, launching: (1) several weekly campaigns based on traffic promotions; (2) campaigns in schools targeted to the youth segment, and (3) Netman, a new brand to provide broadband services, designed to be the best broadband service provider in Namibia, with 95% of coverage and download speeds up to 7.2 Mbps.

In 9M10, CVT’s revenues increased by 1.9% y.o.y to CVE 6,474 million, while EBITDA decreased by 13.8% y.o.y to CVE 3,169 million. EBITDA margin stood at 49.0%. Revenues and EBITDA performance were impacted by the introduction of international accounting rules (IFRIC 12) related to concession agreement. Adjusting for this impact, revenues and EBITDA would have decreased by 7.8% and by 13.4%, respectively. In 9M10, revenue performance was negatively impacted by lower roaming revenues and lower mobile outgoing revenues, as well as adverse regulatory impacts in the wireline business. Excluding regulatory impacts, EBITDA would have decreased by 4.0% in 9M10. It is worth highlight that, in 3Q10, EBITDA y.o.y trend improved significantly when compared to previous quarters. In 9M10, CVT launched an institutional campaign to celebrate the achievement of surpassing 300 thousand mobile customers and several campaigns in schools, targeted to youth segment. Broadband and IPTV customers increased significantly, representing 20.5% and 10.3% of wireline customer base, respectively.

In 9M10, CTM’s revenues and EBITDA increased by 11.5% y.o.y and by 5.5% y.o.y to MOP 2,022 million and MOP 891 million, respectively. EBITDA margin stood at 44.1%. Revenue growth was achieved against a backdrop of a positive evolution of the economy of Macao, which led to an increase in the number of visitors in the period. Data revenues represented 14.0% of mobile service revenues. In 9M10, CTM launched several campaigns addressed to broadband users, both smartphones and dungle users.

In 9M10, CST’s revenues and EBITDA increased by 18.7% y.o.y and by 24.5% y.o.y, to STD 230,067 million and 68,605 million, respectively. EBITDA margin stood at 29.8%.

In 9M10, Timor Telecom’s revenues and EBITDA increased by 18.3% y.o.y and by 22.2% y.o.y, to USD 40.9 million and USD 23.1 million, respectively, mainly as a result of the strong increase in the number of mobile customers. EBITDA margin stood at 56.5%. Data revenues accounted for 14.3% of mobile service revenues. Customer growth was achived against a backdrop of expanding coverage and strengthening of commercial offer as in 9M10 Timor Telecom: (1) relaunched its commercial brand; (2) launched 3G services; (3) increased significatively its distribution network capillarity, and (4) improved its commercial offer, with low end handsets and traffic stimulation campaigns.

Consolidated financial statements

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED INCOME STATEMENT

FOR THE NINE AND THREE MONTH PERIODS ENDED 30 SEPTEMBER 2010 AND 2009

Euro

			9M09		3Q09
	Notes	9M10	(restated)	3Q10	(restated)
REVENUES
Services rendered		2,636,664,859	2,602,365,851	895,110,497	881,826,172
Sales		111,655,844	135,808,503	39,656,432	56,202,571
Other revenues		44,239,939	33,979,888	17,397,203	11,295,388
	5	2,792,560,642	2,772,154,242	952,164,132	949,324,131
COSTS, LOSSES AND (INCOME)
Wages and salaries		470,592,158	408,835,726	163,747,717	140,669,967
Direct costs		412,784,469	384,593,640	137,352,741	127,837,309
Commercial costs		272,186,306	307,110,694	98,018,299	110,979,585
Supplies and external services		442,680,198	436,655,676	148,192,280	150,775,578
Indirect taxes		33,990,504	41,963,527	11,418,808	14,471,949
Provisions and adjustments		31,113,525	16,023,566	11,569,077	7,807,903
Depreciation and amortisation	13	549,274,796	491,688,486	199,584,429	168,333,126
Net post retirement benefits costs	6	53,467,700	67,215,000	17,822,567	22,405,000
Curtailment costs, net	6	10,852,969	4,078,516	1,613,756	592,500
Gains on disposal of fixed assets, net		(979,799)	(888,751)	(1,807,160)	(366,338)
Other costs, net	7	111,233,065	25,508,807	100,672,487	13,283,137
		2,387,195,891	2,182,784,887	888,185,001	756,789,716
Income before financial results and taxes	5	405,364,751	589,369,355	63,979,131	192,534,415
FINANCIAL LOSSES AND (GAINS)
Net interest expense	5 and 8	175,549,954	164,206,646	56,944,015	60,102,956
Equity in losses (earnings) of associated companies, net	5	(65,375,621)	(158,318,833)	18,544,647	(56,117,303)
Net other financial losses	5 and 9	35,467,825	16,571,670	23,287,711	14,717,164
		145,642,158	22,459,483	98,776,373	18,702,817
Income (loss) before taxes		259,722,593	566,909,872	(34,797,242)	173,831,598
Income taxes	5 and 10	64,127,014	164,421,244	37,603,344	52,668,766
Net income (loss) from continuing operations		195,595,579	402,488,628	(72,400,586)	121,162,832
Net income from discontinued operations	11	5,551,451,400	44,417,179	5,474,765,812	29,558,784
NET INCOME		5,747,046,979	446,905,807	5,402,365,226	150,721,616
Attributable to minority interests		129,344,442	74,253,240	49,156,893	34,645,403
Attributable to equity holders of the parent	12	5,617,702,537	372,652,567	5,353,208,333	116,076,213

Earnings (loss) per share from continuing operations, net of minority interests
Basic	12	0.15	0.41	(0.10)	0.12
Diluted	12	0.15	0.40	(0.10)	0.12

Earnings per share attributable to the equity holders of the parent
Basic	12	6.41	0.43	6.11	0.13
Diluted	12	6.00	0.42	5.70	0.13

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE NINE AND THREE MONTH PERIODS ENDED 30 SEPTEMBER 2010 AND 2009

Euro

			9M09		3Q09
	Notes	9M10	(restated)	3Q10	(restated)
Income and expenses recognised directly in shareholders’ equity
Foreign currency translation adjustments
Translation of foreign operations (i)		365,733,851	784,953,738	(224,601,835)	196,044,132
Transferred to profit and loss (ii)	11	(1,134,159,099)	—	(1,134,159,099)	—
Post retirement benefits
Net actuarial gains (losses)	6	(72,623,637)	152,109,962	70,577,626	136,534,478
Tax effect	10	19,245,264	(40,309,140)	(18,703,071)	(36,181,637)
Financial instruments
Hedge accounting
Change in fair value		(6,425,077)	(463,243)	(1,512,904)	(104,071)
Transferred to profit and loss		2,823,867	539,607	915,525	245,499
Tax effect		954,321	(20,236)	83,210	(37,478)
Other expenses recognised directly in shareholders’ equity, net		(4,473,635)	(4,536,008)	(877,618)	280,647
		(828,924,145)	892,274,680	(1,308,278,166)	296,781,570
Reserves recognised directly in shareholders’ equity
Reassessement of the deferred tax liability related to the revaluation of assets (iii)		—	17,395,129	—	—
Total earnings and reserves recognised directly in shareholders’ equity		(828,924,145)	909,669,809	(1,308,278,166)	296,781,570
Income recognised in the income statement		5,747,046,979	446,905,807	5,402,365,226	150,721,616
Total income recognised		4,918,122,834	1,356,575,616	4,094,087,060	447,503,186
Attributable to minority interests		227,972,358	283,218,698	(4,333,169)	86,621,578
Attributable to equity holders of the parent		4,690,150,476	1,073,356,918	4,098,420,229	360,881,608

(i)	Gains and losses occurred in the nine and tree month periods ended 30 September 2010 and 2009 are primarily related to the appreciation or devaluation of the Real against the Euro.
(ii)

Following the disposal of the investment in Vivo (Note 1), the cumulative amount of foreign currency translation adjustments relating to this investment, previously recognised directly in equity, was reclassified to profit and loss.

(iii)

Following the decision in the second quarter of 2009 to transfer certain real estate assets to the pension funds, and in accordance with IAS 12 Income Taxes, the deferred tax liability related to the revaluation of these assets was adjusted in order to reflect the manner in which Portugal Telecom expected to recover the carrying amounts of these assets.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

30 SEPTEMBER 2010, 31 DECEMBER 2009 AND 1 JANUARY 2009

Euro

			31 Dec 2009	1 Jan 2009
	Notes	30 Sep 2010	(restated)	(restated)
ASSETS
Current Assets
Cash and cash equivalents		5,985,581,406	1,449,516,549	1,010,655,198
Short-term investments		261,671,889	26,867,252	52,933,160
Accounts receivable	11	2,296,817,477	1,568,572,068	1,446,486,899
Inventories		124,700,839	239,877,325	297,382,098
Taxes receivable		30,665,955	254,765,524	317,865,624
Prepaid expenses		40,239,616	137,262,528	131,470,086
Other current assets		27,060,859	22,191,369	60,188,716
Total current assets		8,766,738,041	3,699,052,615	3,316,981,781
Non-Current Assets
Accounts receivable	11	1,974,784,972	11,440,014	8,241,256
Taxes receivable		360,348	196,429,460	140,771,497
Financial investments		567,038,731	614,095,973	634,290,577
Intangible assets	13	1,079,929,444	4,074,303,198	3,486,237,730
Tangible assets	13	3,542,539,960	4,843,868,200	4,621,486,868
Post retirement benefits	6	1,254,604	67,588,596	1,557,026
Deferred taxes	10	603,937,073	1,019,511,128	1,032,723,979
Other non-current assets		289,358,434	314,203,554	478,954,057
Total non-current assets		8,059,203,566	11,141,440,123	10,404,262,990
Total assets		16,825,941,607	14,840,492,738	13,721,244,771
LIABILITIES
Current Liabilities
Short-term debt	14	837,165,292	494,531,900	2,254,666,256
Accounts payable		716,774,719	1,335,127,377	1,372,302,781
Accrued expenses		619,516,700	636,891,386	647,156,746
Deferred income		286,478,348	417,777,933	362,622,368
Taxes payable		116,447,289	293,891,365	337,641,837
Provisions		103,250,116	77,815,865	72,214,080
Other current liabilities		28,229,770	142,370,844	107,020,445
Total current liabilities		2,707,862,234	3,398,406,670	5,153,624,513
Non-Current Liabilities
Medium and long-term debt	14	6,191,677,957	6,551,516,128	4,441,190,114
Taxes payable		3,730,181	59,217,420	38,730,319
Provisions		49,306,994	102,629,790	96,806,426
Post retirement benefits	6	1,544,259,009	1,558,341,521	1,836,850,906
Deferred taxes	10	327,910,060	483,112,334	462,192,770
Other non-current liabilities		306,894,696	299,822,417	495,612,901
Total non-current liabilities		8,423,778,897	9,054,639,610	7,371,383,436
Total liabilities		11,131,641,131	12,453,046,280	12,525,007,949
SHAREHOLDERS’ EQUITY
Share capital		26,895,375	26,895,375	26,895,375
Treasury shares		(178,071,827)	(178,071,827)	(178,071,827)
Legal reserve		6,773,139	6,773,139	6,773,139
Reserve for treasury shares		6,970,320	6,970,320	6,970,320
Revaluation reserve		698,065,768	722,108,135	790,686,788
Other reserves and accumulated earnings		4,929,058,717	733,636,104	(421,227,368)
Equity excluding minority interests		5,489,691,492	1,318,311,246	232,026,427
Minority interests		204,608,984	1,069,135,212	964,210,395
Total equity		5,694,300,476	2,387,446,458	1,196,236,822
Total liabilities and shareholders’ equity		16,825,941,607	14,840,492,738	13,721,244,771

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE NINE MONTH PERIODS ENDED 30 SEPTEMBER 2009 AND 2010

Euro

						Other	Equity
				Reserve for		reserves and	excluding
	Share	Treasury	Legal	treasury	Revaluation	accumulated	minority	Minority	Total
	capital	shares	reserve	shares	reserve	earnings	interests	interests	equity
Balance as at 1 January 2009, restated	26,895,375	(178,071,827)	6,773,139	6,970,320	790,686,788	(421,227,368)	232,026,427	964,210,395	1,196,236,822
Dividends (Note 12)	—	—	—	—	—	(503,626,688)	(503,626,688)	(76,213,963)	(579,840,651)
Corporate reestructuring at Vivo	—	—	—	—	—	103,641,467	103,641,467	(103,641,467)	—
Share capital increase in Group company	—	—	—	—	—	—	—	12,045,978	12,045,978
Reassessement of the deferred tax liability related to the revaluation of assets	—	—	—	—	17,395,129	—	17,395,129	—	17,395,129
Realization of revaluation reserves	—	—	—	—	(32,469,965)	32,469,965	—	—	—
Income recognized directly in equity	—	—	—	—	—	683,309,222	683,309,222	208,965,458	892,274,680
Income recognized in the income statement	—	—	—	—	—	372,652,567	372,652,567	74,253,240	446,905,807
Balance as at 30 September 2009, restated	26,895,375	(178,071,827)	6,773,139	6,970,320	775,611,952	267,219,165	905,398,124	1,079,619,641	1,985,017,765

Euro

						Other	Equity
				Reserve for		reserves and	excluding
	Share	Treasury	Legal	treasury	Revaluation	accumulated	minority	Minority	Total
	capital	shares	reserve	shares	reserve	earnings	interests	interests	equity
Balance as at 31 December 2009, restated	26,895,375	(178,071,827)	6,773,139	6,970,320	722,108,135	733,636,104	1,318,311,246	1,069,135,212	2,387,446,458
Dividends (Note 12)	—	—	—	—	—	(503,626,688)	(503,626,688)	(51,751,239)	(555,377,927)
Acquisitions, disposals and share capital increases (i)	—	—	—	—	—	—	—	(1,040,747,347)	(1,040,747,347)
Tax effect on equity component of exchangeable bonds (Note 10)	—	—	—	—	—	(15,143,542)	(15,143,542)	—	(15,143,542)
Realization of revaluation reserves	—	—	—	—	(32,364,562)	32,364,562	—	—	—
Income recognized directly in equity	—	—	—	—	—	(927,552,061)	(927,552,061)	98,627,916	(828,924,145)
Income recognized in the income statement	—	—	—	—	—	5,617,702,537	5,617,702,537	129,344,442	5,747,046,979
Balance as at 30 September 2010	26,895,375	(178,071,827)	6,773,139	6,970,320	689,743,573	4,937,380,912	5,489,691,492	204,608,984	5,694,300,476

(i) This caption includes a reduction of Euro 1,049 million (Note 11), corresponding to the minority interests of Vivo as at the date of disposal of this business, and an increase Euro 8.7 million (Note 2) resulting from the acquisition of GPTI.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM SGPS, SA

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE NINE MONTH PERIODS ENDED 30 SEPTEMBER 2010 AND 2009

Euro

	Notes	9M10	9M09

OPERATING ACTIVITIES
Collections from clients		3,090,368,148	3,289,610,161
Payments to suppliers		(1,522,382,716)	(1,704,791,816)
Payments to employees		(469,580,537)	(418,784,566)
Payments relating to income taxes	15.a	(37,657,867)	(90,571,050)
Payments relating to post retirement benefits	6	(84,692,826)	(142,646,729)
Payments relating to indirect taxes and other		(150,901,417)	(166,414,579)
Cash flow from operating activities from continuing operations		825,152,785	766,401,421
Cash flow from operating activities from discontinued operations	11	603,033,383	603,878,327
Cash flow from operating activities (1)		1,428,186,168	1,370,279,748

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications		11,684,490	13,548,841
Financial investments	15.b	4,592,405,034	20,070,335
Tangible and intangible assets		11,950,639	4,464,192
Interest and related income		41,507,027	22,912,352
Dividends	15.c	53,660,109	79,086,942
Other investing activities		422,318	10,895,428
		4,711,629,617	150,978,090
Payments resulting from:
Short-term financial applications		(251,751,834)	(1,750,018)
Financial investments		(335,652)	(2,375,329)
Tangible and intangible assets		(619,532,709)	(603,263,584)
Other investing activities		(12,095,651)	(197,217)
		(883,715,846)	(607,586,148)
Cash flow from investing activities related to continuing operations		3,827,913,771	(456,608,058)
Cash flow from investing activities related to discontinued operations	11	(191,295,243)	(288,947,820)
Cash flow from investing activities (2)		3,636,618,528	(745,555,878)

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	15.d	15,489,643,417	22,338,403,843
Subsidies		1,556,535	789,803
Other financing activities		48,042	3,055
		15,491,247,994	22,339,196,701
Payments resulting from:
Loans repaid	15.d	(14,520,204,572)	(21,284,770,073)
Lease rentals (principal)		(15,493,043)	(9,572,884)
Interest and related expenses		(222,576,418)	(217,628,414)
Dividends	15.e	(566,480,289)	(540,374,921)
Other financing activities	15.f	(400,428)	(38,569,567)
		(15,325,178,924)	(22,090,915,859)
Cash flow from financing activities related to continuing operations		166,069,070	248,280,842
Cash flow from financing activities related to discontinued operations	11	(359,060,119)	(540,461,442)
Cash flow from financing activities (3)		(192,991,049)	(292,180,600)

Cash and cash equivalents at the beginning of the period		1,449,516,549	1,010,655,198
Change in cash and cash equivalents (4)=(1)+(2)+(3)		4,871,813,647	332,543,270
Effect of exchange differences		46,719,438	82,326,663
Cash and cash equivalents of discontinued operations as at the date of disposal		(382,468,228)	—
Cash and cash equivalents at the end of the period		5,985,581,406	1,425,525,131

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements

As at 30 September 2010

(Amounts stated in Euros, except where otherwise mentioned)

1.                  Introduction

Portugal Telecom, SGPS, SA (“Portugal Telecom”) and its subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”) are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and other countries or regions, including Brazil and Africa.

During the nine months period ended 30 September 2010, the main change regarding the services rendered by Portugal Telecom Group resulted from the completion of the disposal of the 50% stake in Brasilcel (the joint venture company that controls Vivo) to Telefónica (Notes 2 and 11), following which the Company no longer renders mobile telecommunication services in Brazil.

On 28 July 2010, Portugal Telecom together with Andrade Gutierrez Participações, S.A. and LF Tel, S.A., two of the main shareholders of Telemar Participações, S.A., entered into a Memorandum of Understanding (MoU) that sets the principles for the development of a strategic partnership between Portugal Telecom and Oi Group. Through this MoU, Portugal Telecom expects to achieve a total direct and indirect economic ownership of 22.38% in Oi Group with a maximum estimated investment of R$ 8.4 billion. Oi Group is the leading provider of telecommunication services in the Brazilian market and the largest fixed telecommunications operator in South America in terms of active clients.

The accompanying consolidated financial statements were approved by the Board of Directors and authorized for issue on 2 November 2010.

2.                  Basis of presentation

These consolidated financial statements have been prepared in accordance with International Accounting Standard Nº. 34 “IAS 34 Interim Financial Reporting”. These financial statements do not include all the information required by the International Financial Reporting Standards (“IFRS”) and accordingly should be read in conjunction with the consolidated financial statements for the year ended 31 December 2009. In addition, further explanations for the main changes of revenues and costs are disclosed in our interim management report, which should be read in conjunction with these interim consolidated financial statements.

The consolidation principles followed in the preparation of these interim financial statements are the same as were applied in the preparation of the last annual consolidated financial statements.

Changes in the consolidation perimeter

A)     Acquisitions

On 7 February 2010, Portugal Telecom, through Mobitel, S.A. (“Dedic”), a company that operates in the call centre business in Brazil, agreed to acquire a 100% equity stake in GPTI, S.A. (“GPTI”), a company which renders services related to information systems and technologies which are a complement to the services provided by Dedic. The purchase price of this acquisition included (1) the issuance of shares of Dedic corresponding to a 12.5% stake, and (2) an option granted to the former shareholder of GPTI to increase or decrease that stake up to 7.5%, depending on the operational and financial performance of GPTI during 2010 and 2011. As a result of this acquisition, which was completed through the issuance of shares of Dedic on 1 March 2010 (the effective date of the acquisition of control), the former shareholder of GPTI holds a 12.5% stake in Dedic.

The detail of the net assets of GPTI that were consolidated as at 1 March 2010 and the goodwill recorded on a preliminary basis in connection with the transaction mentioned above is as follows:

Euro million

		Fair value
	Book value	adjustments (i)	Fair value
NET ASSETS ACQUIRED
Accounts receivable	13.2	—	13.2
Taxes receivable	1.9	—	1.9
Intangible assets	—	2.5	2.5
Tangible assets	0.9	—	0.9
Other assets	0.0	—	0.0
Short-term debt	(17.5)	—	(17.5)
Accounts payable	(2.5)	—	(2.5)
Taxes payable	(10.7)	—	(10.7)
Current provisions	(4.1)	—	(4.1)
Medium and long-term debt	(13.3)	—	(13.3)
Non-current provisions	(1.8)	(0.9)	(2.7)
Other liabilities	(3.0)	—	(3.0)
Total net assets acquired	(36.9)	1.6	(35.3)
Purchase price (ii)			13.6
Goodwill resulting from the difference between the purchase price and net assets acquired			48.9
Gain related to the dilution effect on the share capital increase (iii)			(2.8)
Total goodwill (Note 13)			46.1

(i)             The fair value adjustments of assets and liabilities were made on a preliminary basis and could be subject to changes within a 12 month period from the date of acquisition. The fair value adjustments related to intangible assets consist of the estimate fair value of recurrring contracts entered into between GPTI and certain customers. The fair value adjustments related to non-current provisions correspond to the fair value of certain tax contingencies whose settlement was considered to be possible at the date of acquisition.

(ii)          As mentioned above, the purchase price includes (a) 28.3 million Brazilian Reais (Euro 11.4 million) corresponding to the fair value of the share capital increase at Dedic at the acquisition date, and (b) 5.4 million Brazilian Reais (Euro 2.2 million) corresponding to the fair value as at 1 March 2010 of the option granted to the former shareholder of GPTI.

(iii)       As a result of the above mentioned share capital increase at Dedic, Portugal Telecom obtained a gain of 6.8 million Brazilian Reais (Euro 2.8 million), which resulted from the difference between its proportion in the share capital increase and the dilution effect on its stake in Dedic. This gain was recorded as a reduction to goodwill.

As a result of the acquisition of GPTI, minority interests of Dedic amounted to Euro 8.7 million as at 1 March 2010, corresponding to the fair value of the 12.5% stake in Dedic (Euro 11.4 million) net of the gain of Euro 2.8 million mentioned above.

The contribution of GPTI for Portugal Telecom’s results in the nine and three month periods ended 30 September 2010 was a net profit before minority interests of Euro 2.3 million and Euro 1.4 million, respectively, including operating revenues of Euro 38 million and Euro 17 million, respectively. The pro-forma of Portugal Telecom’s consolidated operating revenues and net income before minority interests for the nine months period ended 30 September 2010 as if GPTI had been consolidated as from 1 January 2010 are as follows:

Euro million

		GPTI’s results for
	Reported	January and	Pro-forma
	figures	February of 2010	information
Operating revenues	2,793	8	2,801
Net income (before minoritty interests)	5,747	(5)	5,742

B)       Disposals

On 27 September 2010, as referred to in Note 1, Portugal Telecom concluded the sale of its 50% stake in Brasilcel to Telefónica for a total consideration of Euro 7,500 million, having received an amount of Euro 4,500 million on that day (Note 15.b). Under the agreement with Telefónica, from the remainder of the consideration to be received, Euro 1,000 million shall be paid on 30 December 2010 and Euro 2,000 million shall be paid no later than 31 October 2011. As a result of this sale, Portugal Telecom recognized a net gain of Euro 5,409 million (Note 11).

As a result of the sale of the investment in Brasilcel, the earnings of the Brazilian mobile business in 2009 and in 2010 until the completion of the disposal were presented in the Consolidated Income Statement under the caption “Net income from discontinued operations” (Note 11) and, accordingly, cash flows from this business were also presented in the Consolidated Statement of Cash Flows under captions of cash flows from discontinued operations up to the date of disposal (Note 11).

Except for the changes mentioned above, there are no other relevant changes in the consolidation Group that occurred during the nine months period ended 30 September 2010.

3.                  Accounting policies, judgments and estimates

Except for the change in accounting policy mentioned below, the accounting policies, judgments and estimates applied in this interim consolidated financial statements are consistent with those applied in Portugal Telecom’s last annual financial statements.

The IFRIC 12 Service Concession Arrangements became effective as from 1 January 2010, following its approval by the European Commission as at 25 March 2009, and is applicable to Portugal Telecom in relation with the concession arrangement of an international operation which renders fixed line telecommunication services. Under this concession arrangement and in accordance with IFRIC 12, Portugal Telecom recognized an intangible asset related to the right to charge users of the public service, which is not an unconditional right to receive cash because the amounts are contingent on the extent to which the public uses the service. This intangible asset, which will be depreciated until the end of the concession arrangement, was determined as at 1 January 2009 as (1) the carrying value of the tangible assets related to the concession arrangement, plus (2) the present value of the estimated concession rents payable up to the end of the concession arrangement. In addition, the 2009 Consolidated Income Statement was adjusted in the following manner: (i) revenues were increased to reflect, in accordance with IAS 11 Construction Contracts and IAS 18 Revenue, the services that the operators perform under this concession arrangement; (ii) supplies and external services were increased to reflect the investments incurred with the development of the fixed line network and decreased by the cost associated with the annual concession rent; and (iii) depreciation and amortisation costs were decreased by the difference between the intangible asset amortisation, until the term of the concession arrangement, and the amortisation of the former tangible assets related to the concession arrangement, based on their useful lifes. As permitted by the transition rules of IFRIC 12, this change in accounting policy was not accounted for retrospectively as required by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, but instead was applied prospectively as from 1 January 2009 based on the carrying amounts of tangible assets related to the concession arrangement, as mentioned above. Consequently, changes were made to the previously reported Consolidated Statements of Financial Position as at 31 December 2008 and 2009 and to the previously reported Consolidated Income Statements for the nine and three month periods ended 30 September 2009 adjusted to consider Vivo as a discontinued operation:

Statement of financial position as at 1 January 2009	Euro

	Prior to	Impacts of
	IFRIC 12	IFRIC 12	Restated
	adoption	adoption	statement
Assets
Intangible assets	3,463,038,116	23,199,614	3,486,237,730
Tangible assets	4,637,837,013	(16,350,145)	4,621,486,868
Other assets	5,613,520,173	—	5,613,520,173
Total assets	13,714,395,302	6,849,469	13,721,244,771
Liabilities
Other non-current liabilities	488,763,432	6,849,469	495,612,901
Other liabilities	12,029,395,048	—	12,029,395,048
Total liabilities	12,518,158,480	6,849,469	12,525,007,949
Equity excluding minority interests	232,026,427	—	232,026,427
Minority interests	964,210,395	—	964,210,395
Total shareholders’ equity	1,196,236,822	—	1,196,236,822
Total liabilities and shareholders’ equity	13,714,395,302	6,849,469	13,721,244,771

Statement of financial position as at 31 December 2009	Euro

	Prior to	Impacts of
	IFRIC 12	IFRIC 12	Restated
	adoption	adoption	statement
Assets
Intangible assets	4,046,670,219	27,632,979	4,074,303,198
Tangible assets	4,862,214,772	(18,346,572)	4,843,868,200
Other assets	5,922,321,340	—	5,922,321,340
Total assets	14,831,206,331	9,286,407	14,840,492,738
Liabilities
Deferred taxes	482,219,973	892,361	483,112,334
Other non-current liabilities	294,105,452	5,716,965	299,822,417
Other liabilities	11,670,111,529	—	11,670,111,529
Total liabilities	12,446,436,954	6,609,326	12,453,046,280
Equity excluding minority interests	1,317,508,122	803,124	1,318,311,246
Minority interests	1,067,261,255	1,873,957	1,069,135,212
Total shareholders’ equity	2,384,769,377	2,677,081	2,387,446,458
Total liabilities and shareholders’ equity	14,831,206,331	9,286,407	14,840,492,738

Income statement for the nine months period ended 30 September 2009	Euro

	Prior to	Impacts of
	IFRIC 12	IFRIC 12	Restated
	adoption	adoption	statement

Total revenues	2,767,761,429	4,392,813	2,772,154,242
Costs, losses and (income)
Supplies and external services	433,629,574	3,026,102	436,655,676
Depreciation and amortisation	493,477,699	(1,789,213)	491,688,486
Other operating expenses, net	1,254,440,725	—	1,254,440,725
Income before financial results and taxes	586,213,431	3,155,924	589,369,355
Financial results	(22,459,483)	—	(22,459,483)
Income taxes	(163,632,263)	(788,981)	(164,421,244)
Net income from continunig operations	400,121,685	2,366,943	402,488,628
Net income from discontinued operations	44,417,179	—	44,417,179
Net income	444,538,864	2,366,943	446,905,807
Attributable to minority interests	72,596,380	1,656,860	74,253,240
Attributable to equity holders of the parent	371,942,484	710,083	372,652,567
Earnings per share attributable to the equity holders of the parent
Basic	0.42	0.00	0.43
Diluted	0.42	0.00	0.42

Income statement for the three months period ended 30 September 2009	Euro

	Prior to	Impacts of
	IFRIC 12	IFRIC 12	Restated
	adoption	adoption	statement

Total revenues	948,439,956	884,175	949,324,131
Costs, losses and (income)
Supplies and external services	150,327,903	447,675	150,775,578
Depreciation and amortisation	168,899,144	(566,018)	168,333,126
Other operating expenses, net	437,681,012	—	437,681,012
Income before financial results and taxes	191,531,897	1,002,518	192,534,415
Financial results	(18,702,817)	—	(18,702,817)
Income taxes	(52,418,136)	(250,630)	(52,668,766)
Net income from continunig operations	120,410,944	751,888	121,162,832
Net income from discontinued operations	29,558,784	—	29,558,784
Net income	149,969,728	751,888	150,721,616
Attributable to minority interests	34,119,081	526,322	34,645,403
Attributable to equity holders of the parent	115,850,647	225,566	116,076,213
Earnings per share
Basic	0.13	0.00	0.13
Diluted	0.13	0.00	0.13

Except for the change mentioned above, there were no other standards, revised standards or interpretations that became effective during the nine months period ended 30 September 2010, the adoption of which is applicable to Portugal Telecom’s financial statements.

In addition, during the nine months period ended 30 September 2010, the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretation Committee (“IFRIC”) did not issue any new standards, revised standards or interpretations that are applicable to Portugal Telecom.

4.                  Exchange rates

The foreign currency exchange rate to which Portugal Telecom was most significantly exposed is the Brazilian Real, as a result of the investment in Vivo, which was sold on 27 September 2010. As at 30 September 2010 and 31 December 2009, assets and liabilities denominated in Brazilian Reais were translated to Euros using the exchange rates of 2.3201 and 2.5113 Brazilian Reais to the Euro, respectively. During the nine month periods ended 30 September 2010 and 2009, the income statements of subsidiaries expressed in Brazilian Reais were translated to Euros using the average exchange rates of 2.3410 and 2.8345 Brazilian Reais to the Euro, respectively.

5.                  Segment reporting

The identification of the operating segments is as follows: (i) Wireline (including Retail, Wholesale and Data & Corporate); and (ii) Domestic Mobile (TMN).

Following the completion of the sale of the 50% stake in Brasilcel, the Brazilian mobile business is no longer an operating segment and its results were included under the caption “Net income from discontinued operations”.

In the nine and three month periods ended 30 September 2010 and 2009, revenues by operating segment and its contribution to the Group’s consolidated revenues were as follows:

Euro

				9M09
	9M10			(restated)
	Standalone	Intragroup	Consolidated	Standalone	Intragroup	Consolidated
	revenues	revenues	revenues	revenues	revenues	revenues
Revenues relating to reportable segments:
Wireline	1,452,633,479	(119,651,172)	1,332,982,307	1,446,391,073	(112,298,435)	1,334,092,638
Domestic Mobile - TMN (i)	1,045,439,030	(39,877,422)	1,005,561,608	1,134,991,210	(43,412,753)	1,091,578,457
Revenues relating to other businesses (ii)	778,714,174	(324,697,447)	454,016,727	662,225,398	(315,742,251)	346,483,147
Group consolidated revenues			2,792,560,642			2,772,154,242

Euro

				3Q09
	3Q10			(restated)
	Standalone	Intragroup	Consolidated	Standalone	Intragroup	Consolidated
	revenues	revenues	revenues	revenues	revenues	revenues
Revenues relating to reportable segments:
Wireline	481,644,757	(41,499,356)	440,145,401	481,053,621	(39,395,714)	441,657,907
Domestic Mobile - TMN (i)	355,945,590	(12,837,248)	343,108,342	397,856,498	(15,816,949)	382,039,549
Revenues relating to other businesses (ii)	278,044,432	(109,134,043)	168,910,389	236,344,492	(110,717,817)	125,626,675
Group consolidated revenues			952,164,132			949,324,131

(i)            The reduction in TMN’s revenues in the nine and three month periods ended 30 September 2010, as compared to the same periods of last year, is primarily explained by (1) lower customer revenues (Euro 44 million and Euro 25 million, respectively), against a backdrop of adverse economic conditions and increased penetration of on-net flat-fee prepaid tariff plans, (2) lower interconnection revenues (Euro 13 million and Euro 5 million, respectively), partially as a result of the decline in mobile termination rates, and (3) lower equipment sales (Euro 27 million and Euro 11  million, respectively).

(ii)         The increase in revenues relating to other businesses in the nine and three month periods ended 30 September 2010, as compared to the same periods of last year, is primarily explained by improved revenue performance of Dedic, PT’s contact centre and outsourcing business in Brazil, MTC (mobile operator in Namibia) and Timor Telecom, and also includes the impact of the consolidation of GPTI as from 1 March 2010 (Euro 38 million).

In the nine and three month periods ended 30 September 2010 and 2009, the reconciliation between income before financial results and taxes relating to operating segments and the Group’s consolidated net income is as follows:

Euro

		9M09		3Q09
	9M10	(restated)	3Q10	(restated)
Income before financial results and taxes relating to operating segments:
Wireline (i)	112,804,181	213,099,662	1,073,912	60,925,376
Domestic Mobile - TMN (ii)	300,399,236	352,284,025	78,946,106	120,993,293
Income (loss) before financial results and taxes relating to other businesses	(7,838,666)	23,985,668	(16,040,887)	10,615,746
Income before financial results and taxes	405,364,751	589,369,355	63,979,131	192,534,415
Financial gains and (losses):
Net interest expenses (Note 8)	(175,549,954)	(164,206,646)	(56,944,015)	(60,102,956)
Equity in earnings (losses) of associated companies, net (iii)	65,375,621	158,318,833	(18,544,647)	56,117,303
Net other financial losses (Note 9)	(35,467,825)	(16,571,670)	(23,287,711)	(14,717,164)
Income taxes (Note 10)	(64,127,014)	(164,421,244)	(37,603,344)	(52,668,766)
Net income (loss) from continuing operations	195,595,579	402,488,628	(72,400,586)	121,162,832
Net income from discontinued operations (Note 11)	5,551,451,400	44,417,179	5,474,765,812	29,558,784
Net income	5,747,046,979	446,905,807	5,402,365,226	150,721,616

(i)            The decrease in the nine and three month periods ended 30 September 2010, as compared to the same periods of last year, is primarily related to the continued efforts in the deployment of the pay-TV and triple-play offers, leading to (1) higher programming costs, (2) an increase in depreciation and amortisation expenses related to the investments in the roll out of the IPTV service, and (3) higher customer acquisition and support service costs.

(ii)         The reduction in TMN’s income before financial results and taxes in the nine months period ended 30 September 2010 was impacted by the decrease in operating revenues, as explained above, notwithstanding the strict cost control and strong focus on profitability of operations, which led to lower operating costs.

(iii)      In the nine and three month periods ended 30 September 2010, the decrease in equity in earnings of associated companies is primarily explained by (1) the recognition of non-recurring losses on the carrying value of certain investments in associate companies totalling Euro 72 million in the three months period ended 30 September 2010, (2) the impact of the depreciation of the Angolan Kwanza against the Euro between both periods (Euro 16 million and Euro 4 million, respectively), and (3) Portugal Telecom’s share in the earnings of Médi Télécom in 2009 (Euro 9 million and Euro 5 million, respectively), as this investment was disposed off at the end of 2009. Adjusting for these effects, equity in earnings of associated companies would have amounted to Euro 153 million and Euro 150 million in the nine month periods ended 30 September 2010 and 2009, respectively.

In the nine and three month periods ended 30 September 2010 and 2009, capital expenditures by operating segment and their reconciliation to the consolidated capital expenditures were as follows (Note 13):

Euro

		9M09		3Q09
	9M10	(restated)	3Q10	(restated)
Wireline	319,045,775	358,003,500	106,985,006	130,706,182
Domestic Mobile - TMN (i)	84,090,926	106,125,086	31,530,387	48,142,695
Other businesses	90,436,778	68,021,289	42,912,996	26,840,879
	493,573,479	532,149,875	181,428,389	205,689,756

(i)             In the nine months period ended 30 September 2009, capex excludes Euro 11.5 million related to additional commitments under the terms of the UMTS license.

The decrease in capital expenditures in the nine month periods ended 30 September 2010, as compared to the same period of last year, is primarily explained by:

•            A reduction in the wireline business (Euro 39 million), as the investments in legacy network infrastructure declined in the period, notwithstanding (1) the continued efforts in the rollout of future proof infrastructures, namely FTTH, and (2) the increase in customer related capex associated with the growth in pay-TV services. Other investments, namely related to information systems and technology, also decreased as the result of Portugal Telecom’s focus on efficiency and cash flow, benefiting from significant investments made in 2008 and 2009 and from fixed-mobile integration;

•             A decrease at TMN (Euro 22 million), due to the focus on cash-flow generation, with investments in TI/SI decreasing by 71.5% as a result of the fixed-mobile integration. Investments continued to be directed primarily towards expanding network capacity and coverage, namely in the urban areas and in the main roads;

•             An increase in capital expenditures from other businesses (Euro 34 million), which partially offset the effects mentioned above and is primarily related to the investments made in the nine months period ended 30 September 2010 (1) in the expansion of Dedic, Portugal Telecom’s contact centre and outsourcing operation in Brazil, including the construction of new sites, and (2) in Africa, namely MTC and CVT.

6.                  Post retirement benefits

As at 30 September 2010, the Company did not obtain an actuarial valuation to recognize post retirement benefits and therefore costs recorded during the nine months period ended 30 September 2010 are based on the 31 December 2009 actuarial study, adjusted only by curtailment costs incurred during that period.

As at 30 September 2010, the projected benefit obligations (PBO) of Portugal Telecom’s post retirement benefits related to pensions and healthcare amounted to Euro 3,051 million, and the market value of plan assets amounted to Euro 2,242 million. In addition, Portugal Telecom had liabilities with salaries payable to suspended and pre-retired employees amounting to Euro 712 million, which are not subject to any legal funding requirement. As at 30 September 2010, Portugal Telecom had unrecognized prior years’ service gains related to unvested rights amounting to Euro 22 million and therefore net benefit obligations recorded in the statement of financial position amounted to Euro 1,543 million. During the nine month periods ended 30 September 2009 and 2010, the movements occurred in benefit obligations, net of the market value of plan assets and unrecognized prior year service gains, were as follows:

Euro

			Salaries to
			pre-retired and
	Pension	Healthcare	suspended
	benefits	benefits	employees	Total
Balance as at 31 December 2008	879,812,824	47,745,643	907,735,413	1,835,293,880
Net periodic post retirement benefit costs	30,345,750	1,393,500	35,475,750	67,215,000
Work force reduction program costs	—	—	1,634,982	1,634,982
Net actuarial gains	(131,612,334)	(20,497,628)	—	(152,109,962)
Payments, contributions and reimbursements	(5,396,563)	(7,312,498)	(127,494,133)	(140,203,194)
Balance as at 30 September 2009	773,149,677	21,329,017	817,352,012	1,611,830,706

Euro

			Salaries to
			pre-retired and
	Pension	Healthcare	suspended
	benefits	benefits	employees	Total
Balance as at 31 December 2009	764,851,062	(65,540,099)	791,441,962	1,490,752,925
Net periodic post retirement benefit costs	26,943,017	(3,182,817)	29,707,500	53,467,700
Work force reduction program costs	120,332	—	6,579,828	6,700,160
Net actuarial losses	60,870,023	11,753,614	—	72,623,637
Payments, contributions and reimbursements	(35,676,487)	70,727,897	(115,591,427)	(80,540,017)
Balance as at 30 September 2010	817,107,947	13,758,595	712,137,863	1,543,004,405

Certain post retirement benefit plans have a surplus position and therefore are presented in the statement of financial position separately from those plans with a deficit position. As at 30 September 2010 and 31 December 2009, net post retirement obligations were recognized in the statement of financial position as follows:

Euro

	30 Sep 2010	31 Dec 2009
Pension plans with a deficit position	818,362,551	766,130,901
Salaries payable to pre-retired and suspended employees	712,137,863	791,441,962
Healthcare plan with a deficit position	13,758,595	768,658
Plans with a deficit position	1,544,259,009	1,558,341,521
Pension plans with a surplus position	(1,254,604)	(1,279,839)
Healthcare plans with a surplus position	—	(66,308,757)
Plans with a surplus position	(1,254,604)	(67,588,596)
	1,543,004,405	1,490,752,925

The detail of post retirement benefit costs in the nine and three month periods ended 30 September 2010 and 2009 is as follows:

Euro

	9M10	9M09	3Q10	3Q09
Post retirement benefits, net
Service cost	6,111,065	5,118,750	2,037,021	1,706,250
Interest cost (i)	151,532,883	162,226,500	50,510,961	54,075,500
Expected return on plan assets (ii)	(102,723,991)	(98,710,500)	(34,241,330)	(32,903,500)
Amortization of prior years service gains	(1,452,257)	(1,419,750)	(484,085)	(473,250)
	53,467,700	67,215,000	17,822,567	22,405,000
Curtailment costs, net
Work force reduction program	6,700,160	1,634,982	1,056,091	165,935
Termination payments	4,152,809	2,443,534	557,665	426,565
	10,852,969	4,078,516	1,613,756	592,500

(i)            The reduction in interest cost is primarily explained by (1) the decrease in PBO occurred during 2009, following the halt of the redundancy work force programme, and (2) the reduction of the discount rate in December 2009 from 5.75% to 5.50%.

(ii)         The increase in expected return on plan assets is explained by the increase in the fair value of plan assets occurred during 2009, as a result of the performance of the plan assets and the contributions to the pension funds.

As mentioned above, Portugal Telecom did not obtain an actuarial valuation as at 30 September 2010. As disclosed in our last annual report, the impact of an increase (decrease) by 25 bp on the discount rate actuarial assumption would be a decrease (increase) of the responsibilities for post retirement benefits by approximately Euro 92 million (Euro 97 million) as at 31 December 2009, while the impact on an increase (decrease) in the healthcare cost trend rate by 1% would be an increase (decrease) of the responsibilities for post retirement benefits by approximately Euro 57 million (Euro 47 million) as at 31 December 2009.

Net actuarial losses and gains recorded in the nine and three month periods ended 30 September 2010, which amounted to a loss of Euro 72,623,637 and a gain of Euro 70,577,626, respectively, and net actuarial gains recorded in the nine and three month periods ended 30 September 2009, which amounted to Euro 152,109,962 and Euro 136,534,478, respectively, are related to the difference between actual and estimated return on plan assets. In the nine month periods ended 30 September 2010 and 2009, the actual return on assets was 1.4% and 12.2%, respectively, as compared to the actuarial assumption of 4.5%.

Cash flows relating to post retirement benefits in the nine month periods ended 30 September 2010 and 2009 are as follows:

Euro

	9M10	9M09
Payments of salaries to pre-retired and suspended employees	115,591,427	127,494,133
Contributions to the pension funds	35,097,608	5,396,563
Payments of pension benefits	578,879	—
Refund of excess funding in the healthcare plan	(75,000,000)	—
Payments on account of healthcare expenses net of related refunds	4,272,103	7,312,498
	80,540,017	140,203,194
Termination payments	4,152,809	2,443,535
	84,692,826	142,646,729

Portugal Telecom is currently in discussions with the Portuguese Government regarding the potential transfer to the Portuguese State of the pension liabilities associated with mandatory Pension Funds that cover part of the current and former employees of Portugal Telecom, as well as the Pension Funds set up to fund these liabilities. Any unfunded liabilities, calculated as of the transfer date, will be fully funded by Portugal Telecom. The parties have not yet reached an agreement and, accordingly, the potential transfer is subject to the agreement by the parties on the respective terms and conditions and to the relevant internal approvals of both parties.

The value of the liabilities and assets to be transferred to the Portuguese Government will be determined by an independent expert valuation. As of 31 December 2009, the current value of past liabilities with the relevant Pension Plans, as determined by the last actuarial study, amounted to Euro 2,591 million, which includes the Plano de Pensões de Pessoal da Portugal Telecom/CGA, the Plano de Pensões Regulamentares da Companhia Portuguesa Rádio Marconi and the Plano de Pensões Marconi. As of 31 December 2009, the market value of the Pension Funds set up by PT Comunicações to fund the above mentioned liabilities amounted to Euro 1,844 million.

7.                  Other costs, net

The increase in other costs in the nine and three month periods ended 30 September 2010, as compared to the same periods of last year, are mainly related to the following non-recurring items recognized in the third quarter of 2010: (1) adjustments totalling Euro 38 million in order to adjust certain receivables (Euro 26 million) and inventories (Euro 12 million) to their recoverable amounts; (2) provisions amounting to Euro 15 million to reflect estimated losses with certain legal actions; and (3) expenses incurred in the third quarter of 2010 for services rendered in relation to the acquisition of an investment in Oi Group (Euro 25 million).

8.                  Net interest expenses

In the nine and three month periods ended 30 September 2010 and 2009, this caption consists of (Note 5):

Euro

	9M10	9M09	3Q10	3Q09
Interest expense
Related to loans obtained and financial instruments	206,207,170	186,456,118	70,586,977	(30,811,443)
Other	6,685,641	4,708,932	2,195,768	1,899,855
Interest income
Related to cash and short-term investments and financial instruments	(33,400,885)	(23,502,198)	(14,261,347)	89,957,830
Other	(3,941,972)	(3,456,206)	(1,577,383)	(943,286)
	175,549,954	164,206,646	56,944,015	60,102,956

The increase in net interest expenses was primarily driven by the impact of the increase in the cost of debt (Euro 17 million), which was 4.6% and 4.1% in the nine month periods ended 30 September 2010 and 2009, respectively. This effect was partially offset by the impact of the reduction in the average net debt.

9.                  Net other financial losses (gains)

In the nine and three month periods ended 30 September 2010 and 2009, this caption consists of (Note 5):

Euro

	9M10	9M09	3Q10	3Q09
Free-standing derivatives (i)	(529,860)	(5,520,874)	(309,831)	(96,640)
Net foreign currency exchange losses (ii)	11,097,152	1,569,754	14,981,390	6,703,644
Other, net (iii)	24,900,533	20,522,790	8,616,152	8,110,160
	35,467,825	16,571,670	23,287,711	14,717,164

(i)      This caption relates to the change in the fair value of free-standing derivatives. Gains recorded in the nine months period ended 30 September 2009 are primarily related to the impact of the appreciation of the US Dollar against the Euro on Euro/Dollar cross currency derivatives, which were settled in April 2009.

(ii)     Losses recorded in the nine and three month periods ended 30 September 2010 include primarily the impact of the depreciation of the US Dollar against the Euro during the third quarter of 2010 on dividends receivable from Unitel that were attribued in June 2010.

(iii)    This caption includes mainly banking services and other financing costs.

10.           Income taxes

As from 1 January 2010, following a change in tax legislation, Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax at a rate of 25%, which is increased up to a maximum of 1.5% of collectible profit through a municipal tax and by another 2.5% of collectible profit above Euro 2 million, leading to a maximum aggregate tax rate of approximately 29.0%.  In 2009, Portugal Telecom and its subsidiaries located in Portugal were subject to an aggregate tax rate of approximately 26.5%.

In the nine and three month periods ended 30 September 2010 and 2009, the reconciliation between the nominal and the effective income tax is as follows:

Euro

		9M09		3Q09
	9M10	(restated)	3Q10	(restated)
Income before taxes	259,722,593	566,909,872	(34,797,242)	173,831,598
Statutory tax rate	29.0%	26.5%	29.0%	26.5%
	75,319,552	150,231,116	(10,091,200)	46,065,373
Gain resulting from a reduction in deferred tax liabilities (i)	(51,972,905)	—	(3,565,317)	—
Permanent differences (ii)	42,105,868	6,026,589	34,431,527	705,455
Adjustments to the provision for income taxes of the previous year	(1,652,162)	(1,070,883)	8,285,044	775,288
Change in the statutory tax rate in Portugal (iii)	(3,503,355)	—	—	—
Difference in tax rates	(8,563,945)	5,585,719	(261,427)	2,108,246
Increases and reductions in provisions for income tax contingencies	7,309,694	1,546,575	4,702,482	209,135
Recognition and reversal of tax losses from previous periods by certain foreign companies	4,520,000	(3,733,148)	4,520,000	(225,588)
Other	564,267	5,835,276	(417,765)	3,030,856
	64,127,014	164,421,244	37,603,344	52,668,766
Income tax (Note 5)
Income tax-current	90,777,041	133,095,343	19,669,572	41,948,399
Deferred taxes	(26,650,027)	31,325,901	17,933,772	10,720,367
	64,127,014	164,421,244	37,603,344	52,668,766

(i)      This gain resulted primarily from the decrease in deferred tax liabilities related to unpaid dividends from equity investments, following a reduction in the estimated applicable tax rate from 26.5% to 10%.

(ii)     The change in this caption is primarily explained by higher non-deductible expenses for tax purposes, mainly related to (1) non-recurring losses recognised on investments in associated companies in the three months period ended 30 September 2010, as mentioned in Note 5, and (2) certain interest expenses incurred by PT SGPS in connection with the acquisition of financial investments.

(iii)    This caption corresponds to the effect on deferred taxes as at 1 January 2010 of the change in the statutory tax rate applicable in Portugal.

The reduction in deferred tax assets recorded in the Consolidated Statement of Financial Position is primarily explained by (1) the disposal of Vivo, which had deferred tax assets amounting to Euro 418 million as at 31 December 2009, and (2) a reduction in deferred tax assets related to post retirement benefits as a result of payments and contributions made during the period. These effects were partially offset by the tax effect of the net actuarial losses recorded in the nine months period ended 30 September 2010, which was included under the Consolidated Statement of Comprehensive Income and amounted to a gain of Euro 19,245,264.

The decrease in deferred tax liabilities recorded in the Consolidated Statement of Financial Position is primarily explained by (1) the disposal of Vivo, which had deferred tax liabilities amounting to Euro 119 million as at 31 December 2009, and (2) the gain of Euro 51,972,905 included in the table above. These effects were partially offset by the recognition of a deferred tax liability amounting to Euro 15,143,542, which was recognized directly in shareholders’ equity and corresponds to the tax effect associated with the equity component of the exchangeable bond obtained by Portugal Telecom in 2007 (the recognition of this deferred tax liability resulted from changes occurred in the Portuguese tax legislation in 2010).

11.           Discontinued operations

During the years 2010 and 2009, Vivo was classified as a discontinued operation following the agreement reached with Telefónica on 28 July 2010 for the disposal of Portugal Telecom’s 50% stake in Brasilcel for a total consideration of Euro 7,500 million. Consequently, financial information relating to the Brazilian mobile business was restated to be presented as a discontinued operation.

As mentioned in Notes 1 and 2, the sale was concluded on 27 September 2010 and Portugal Telecom received an amount of Euro 4,500 million on that day (Note 15.b). Under the terms of the agreement entered into with Telefónica, from the remainder of the consideration to be received Euro 1,000 million shall be paid on 30 December 2010 and Euro 2,000 million shall be paid no later than 31 October 2011. The present value of these amounts was classified in the Consolidated Statement of Financial Position as current and non-current accounts receivable, respectively.

Portugal Telecom recognized a net gain of Euro 5,409 million in connection with the sale of Vivo, which includes: (1) Euro 4,390 million corresponding to the difference between the total consideration agreed with Telefónica (Euro 7,500 million) and the carrying value of the investment in Brasilcel on the date of the disposal (Euro 3,110 million); (2) Euro 1,134 million corresponding to the cumulative foreign currency translation adjustments transferred to net income; (3) Euro 47 million related to effect of the present value of the Euro 3,000 million receivable from Telefónica; and (4) Euro 68 million related to  legal and financial advisory fees and other costs related to the sale.

Net income from discontinued operations includes (1) the gain of Euro 5,409 million recognized with the sale, as explained to above, (2) the net income before minority interests of Vivo up to the end of August 2010 (Euro 110 million), and (3) positive foreign currency translation adjustments (“CTA’s”) transferred to net income (Euro 32 million), following share capital reductions undertaken by Brasilcel in the second quarter of 2010 related to repayment of investment made. The detail of net income from discontinued operations is as follows:

Euro

	9M10	9M09	3Q10	3Q09
Net gain recorded in connection with the disposal of Brasilcel
Capital gain	4,389,916,509	—	4,389,916,509	—
CTA’s transferred to net income following the sale	1,134,159,099	—	1,134,159,099	—
Impact of the present value of the receivable from Telefónica	(46,753,264)	—	(46,753,264)	—
Costs related to the sale	(68,256,320)	—	(68,256,320)	—
	5,409,066,024	—	5,409,066,024	—
Net income before minority interests of Vivo	110,444,523	44,417,179	65,699,788	29,558,784
CTA’s transferred to net income following share capital reductions	31,940,853	—	—	—
Net income from discontinued operations	5,551,451,400	44,417,179	5,474,765,812	29,558,784

The results of Vivo in the nine and three month periods ended 30 September 2010, prior to the conclusion of the sale of this business, and in the nine and three month periods ended 30 September 2009 are as follows:

Euro

	9M10	9M09	2M10	3Q09
Revenues	2,593,095,228	2,262,267,983	708,290,015	819,892,006
Costs:
Wages and salaries	150,109,495	113,038,291	41,913,708	39,166,651
Direct costs	545,450,454	442,393,274	144,775,255	164,071,137
Commercial costs	555,099,483	523,130,070	146,393,651	180,236,661
Depreciation and amortization	530,428,173	524,484,544	107,117,259	180,772,330
Other costs	567,996,080	509,166,570	148,513,482	177,683,077
Total costs	2,349,083,685	2,112,212,749	588,713,355	741,929,856
Income before financial results and taxes	244,011,543	150,055,234	119,576,660	77,962,150
Financial gains and (losses)	(38,752,802)	(87,124,328)	(12,199,449)	(36,519,588)
Income before income taxes	205,258,741	62,930,906	107,377,211	41,442,562
Provision for income taxes	(94,814,218)	(18,513,727)	(41,677,423)	(11,883,778)
Net income	110,444,523	44,417,179	65,699,788	29,558,784

The assets and liabilities related to discontinued operations on the date of disposal of this business and as at 31 December 2009 are as follows:

Euro

	2010	2009
Assets:
Current assets	1,456,657,504	1,215,622,389
Intangible assets	3,115,051,129	2,973,562,598
Tangible assets	1,271,300,163	1,305,840,206
Deferred taxes	432,318,155	418,299,378
Other non-current assets	299,323,133	236,379,670
Total assets	6,574,650,084	6,149,704,241
Liabilities:
Current liabilities	1,344,666,287	1,273,655,294
Medium and long-term debt	764,475,652	831,134,229
Other non-current liabilities	306,010,940	239,581,307
Total liabilities	2,415,152,879	2,344,370,830
Equity excluding minority interests	3,110,083,492	2,898,407,431
Minority interests	1,049,413,713	906,925,980
Total equity	4,159,497,205	3,805,333,411
Total liabilities and shareholders’ equity	6,574,650,084	6,149,704,241

The statements of cash flows of Vivo in the nine months period ended 30 September 2010, prior to the conclusion of the sale of this business, and in the nine months period ended 30 September 2009 were as follows:

Euro

	9M10	9M09
OPERATING ACTIVITIES
Collections from clients	2,893,087,731	2,487,831,329
Payments to suppliers	(1,863,175,077)	(1,569,146,329)
Payments to employees	(152,705,823)	(119,853,434)
Payments relating to income taxes	(25,099,067)	(8,733,909)
Payments relating to indirect taxes and other	(249,074,381)	(186,219,330)
Cash flow from operating activities	603,033,383	603,878,327

INVESTING ACTIVITIES
Cash receipts resulting from:
Interest and related income	11,349,529	23,227,481
Other investing activities	5,616,759	12,707,779
	16,966,288	35,935,260
Payments resulting from:
Tangible and intangible assets	(207,313,414)	(321,357,759)
Other investing activities	(948,117)	(3,525,321)
	(208,261,531)	(324,883,080)
Cash flow from investing activities	(191,295,243)	(288,947,820)

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	172,578,466	178,582,253
Increases in share capital and paid-in surplus	—	13,307,461
Other financing activities	3,299,354	32,032,144
	175,877,820	223,921,858
Payments resulting from:
Loans repaid	(336,418,441)	(597,120,560)
Interest and related expenses	(74,696,080)	(145,968,766)
Dividends	(32,706,668)	(21,293,974)
Share capital reduction	(91,116,750)	—
	(534,937,939)	(764,383,300)
Cash flow from financing activities	(359,060,119)	(540,461,442)

12.           Earnings per share and dividends

Earnings per share for the nine and three month periods ended 30 September 2010 and 2009 were computed as follows:

Euro

		9M10	9M09 (restated)	3Q10	3Q09 (restated)

Income (loss) from continuing operations, net of minority interests	(1)	127,550,365	357,330,945	(89,574,975)	102,611,648
Income from discontinued operations, net of minority interests	(2)	5,490,152,172	15,321,622	5,442,783,308	13,464,565
Net income attributable to equity holders of the parent	(3)	5,617,702,537	372,652,567	5,353,208,333	116,076,213
Financial costs related to exchangeable bonds (net of tax)	(4)	21,339,868	22,577,181	7,132,703	7,550,746
Net income considered in the computation of the diluted earnings per share	(5)	5,639,042,405	395,229,748	5,360,341,036	123,626,959
Weighted average common shares outstanding in the period	(6)	875,872,500	875,872,500	875,872,500	875,872,500
Effect ot the exchangeable bonds		64,655,172	64,655,172	64,655,172	64,655,172
	(7)	940,527,672	940,527,672	940,527,672	940,527,672
Earnings (loss) per share from continuing operations, net of minority interests
Basic	(1)/(6)	0.15	0.41	(0.10)	0.12
Diluted	[(1)+(4)]/(7)	0.15	0.40	(0.10)	0.12
Earnings per share from discontinued operations, net of minority interests
Basic	(2)/(6)	6.27	0.02	6.21	0.02
Diluted	(2)/(7)	5.84	0.02	5.79	0.01
Earnings per share attributable to the equity holders of the parent
Basic	(3)/(6)	6.41	0.43	6.11	0.13
Diluted	(5)/(7)	6.00	0.42	5.70	0.13

On 16 April 2010, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to year 2009, totaling an amount of Euro 503,626,688 (Note 15.e), which was paid in May 2010.

On 27 March 2009, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to year 2008, totaling an amount of Euro 503,626,688 (Note 15.e), which was paid in April 2009.

13.           Tangible and intangible assets

As at 30 September 2010 and 31 December 2009, the balances of tangible and intangible assets are as follows:

Euro

	30 Sep 2010	31 Dec 2009 (restated)
Tangible assets	3,542,539,960	4,843,868,200
Intangible assets
Licenses and other rights	639,255,876	2,872,628,363
Goodwill	409,128,013	1,162,224,812
Other intangible assets	31,545,555	39,450,023
	1,079,929,444	4,074,303,198
	4,622,469,404	8,918,171,398

The decrease in the carrying amount of tangible and intangible assets is primarily explained by the disposal of Vivo, which had tangible and intangible assets totalling Euro 4,279,402,804 as at 31 December 2009. Adjusting for the impact of Vivo, tangible and intangible assets would have decreased from Euro 4,638,768,594 as at 31 December 2009 to Euro 4,622,469,404, as the depreciation and amortisation costs of Euro 549,274,796 in the nine months period ended 30 September 2010 more than offset the capital expenditures incurred in the period amounting to Euro 493,573,479 (Note 5) and the goodwill recorded in connection with the acquisition of GPTI amounting to Euro 46,118,894 (Note 2).

During the nine and three month periods ended 30 September 2010 and 2009, depreciation and amortisation costs and capital expenditures were as follows:

Euro

	9M10	9M09 (restated)	3Q10	3Q09 (restated)
Depreciation and amortization costs
Tangible assets	471,713,966	424,861,594	171,619,082	150,723,550
Intangible assets	77,560,830	66,826,892	27,965,347	17,609,576
	549,274,796	491,688,486	199,584,429	168,333,126
Capital expenditures (Note 5)
Tangible assets	439,600,493	434,283,969	152,463,261	192,067,299
Intangible assets	53,972,986	97,865,906	28,965,128	13,622,457
	493,573,479	532,149,875	181,428,389	205,689,756

The increase in depreciation and amortisation costs in the nine and three month periods ended 30 September 2010, over the same periods of last year, reflects primarily higher amortisation costs at the wireline business in Portugal (Euro 42 million and Euro 22 million, respectively), as a result of the investments in the rollout of the Pay-TV service.

As at 30 September 2010, the Group had assumed commitments for the acquisition of fixed assets and inventories amounting to Euro 86 million and Euro 59 million, respectively.

14.           Debt

As at 30 September 2010 and 31 December 2009, Portugal Telecom’s gross debt amounted respectively to Euro 7,028,843,249 and Euro 7,046,048,028, as follows:

Euro

	30 Sep 2010		31 Dec 2009
	Current	Non-current	Current	Non-current
Exchangeable bonds	—	712,031,620	—	705,558,383
Bonds	—	4,372,577,844	41,811,014	4,734,508,969
Bank loans
External loans	120,600,603	1,035,800,047	244,145,559	1,027,450,534
Domestic loans	3,960,588	—	167,295	—
Other loans
Commercial paper	487,747,466	—	—	—
External loans	620,090	—	47,195	—
Internal loans	12,832,734	—	—	—
Liability related to equity swaps on treasury shares	178,071,827	—	178,071,827	—
Leasings	33,331,984	71,268,446	30,289,010	83,998,242
	837,165,292	6,191,677,957	494,531,900	6,551,516,128

During the nine months period ended 30 September 2010, gross debt remained broadly stable, primarily as a result of the following effects:

•             This disposal of Vivo, which had a total gross debt amounting to Euro 995 million as at 31 December 2009;

•             The amount of Euro 488 million used by Portugal Telecom as at 30 September 2010 under short-term commercial paper programmes, with maturity in October 2010 and interest at an annual average rate of 1.0%. At 31 December 2009, the Company was not using any amount under these programmes;

•             The increase in the amount drawn under revolving credit facilities, from Euro 200 million as at 31 December 2009 to Euro 500 million as at 30 September 2010; and

•             Two loans obtained from the European Investment Bank totaling Euro 200 million for the purpose of investing in Portugal Telecom’s next generation network, which mature between 2018 and 2021.

During the nine months period ended 30 September 2010, except for the above mentioned, Portugal Telecom did not issue any new bonds or exchangeable bonds, neither has repaid any bonds outstanding as at 31 December 2009. Additionally, except for the above mentioned Portugal Telecom did not obtain any other significant new facilities or issued relevant amounts of notes, and the repayments of bank loans and debt were made in line with previous disclosed repayment terms.

The undrawn amount of Portugal Telecom’s committed commercial paper lines (Euro 387 million) and standby facilities (Euro 565 million) plus the amount of cash available in its domestic operations (Euro 6,168 million) totaled Euro 7,120 million as at 30 September 2010, an increase from Euro 2,864 million at 2009 year-end, primarily as a result of the cash received in connection with the disposal of Vivo amounting to Euro 4,500 million.

During the nine months period ended 30 September 2010, there were no relevant changes in Portugal Telecom’s covenants related to its indebtedness, which were fully complied with as at such date. Regarding the disposal of Vivo, Portugal Telecom obtained a waiver from a financial institution stating that it did not object to the disposal of this investment and, consequently, the relevant covenant related to the disposal of assets would not apply.

15.           Statement of cash flows

(a)          Payments relating to income taxes - The reduction in this caption is primarily related to lower payments by domestic businesses, as a result of the decline in the tax earnings of domestic operations.

(b)         Cash receipts resulting from financial investments — In the nine months period ended 30 September 2010, this caption includes primarily (i) the amount of Euro 4,500 million (Notes 2 and 11) received in connection with the disposal of the 50% stake in Brasilcel and (ii) an amount of Euro 90 million received from Brasilcel through share capital reductions. In the nine months period ended 30 September 2009, this caption includes a cash advance of Euro 20 million related to the disposal of Médi Telecom, which was concluded in December 2009.

(c)          Cash receipts resulting from dividends — During the nine month periods ended 30 September 2010 and 2009, cash receipts resulting from dividends were as follows:

Euro

	9M10	9M09
Unitel (i)	44,087,222	60,347,754
CTM	8,347,332	17,981,317
Other	1,225,555	757,871
	53,660,109	79,086,942

(i)        Dividends received from Unitel in the nine months period ended 30 September 2010 are related to the year 2008 and correspond to US$ 60 million of a total dividends amounting to US$ 150 million, of which US$ 90 million had already been received in the fourth quarter of 2009. Dividends received from Unitel in the nine months period ended 30 September 2009 are related to the year 2007 and correspond to $US 80 million.

(d)         Loans - Cash receipts resulting from loans obtained and cash payments resulting from loans repaid relate basically to commercial paper and other bank loans which are regularly renewed.

In the nine months period ended 30 September 2010, cash receipts from loans obtained, net of cash payments resulting from loans repaid, amounted to Euro 969,438,845 and are basically related to (i) the increase in the level of usage of short-term commercial paper programmes and certain revolving credit facilities and (ii) the loans obtained from the European Investment Bank, as explained in detail in Note 14.

In the nine months period ended 30 September 2009, cash receipts from loans obtained, net of cash payments from loans repaid, amounted to Euro 1,053,633,770 and are primarily explained by: (i) Eurobonds issued by PT Finance amounting to Euro 1,300 million; (ii) floating rate notes issued by PT Finance amounting to Euro 250 million; and (iii) an increase of Euro 400 million in the usage of certain standby facilities entered into by PT Finance. These effects were partially offset mainly by (i) the repayment in April 2009 of the outstanding bonds issued by PT Finance in April 1999 (Euro 879.5 million) and (ii) the decrease in the commercial paper outstanding (Euro 135 million).

(e)          Payments resulting from dividends - During the nine month periods ended 30 September 2010 and 2009, dividends paid were as follows:

Euro

	9M10	9M09
Portugal Telecom (Note 12)	503,626,688	503,626,688
MTC	25,813,896	10,985,081
Cabo Verde Telecom	22,711,812	14,017,718
Africatel	5,549,000	5,100,000
Timor Telecom	6,296,471	4,967,775
Other	2,482,422	1,677,659
	566,480,289	540,374,921

(f)            Other financing activities - In the nine months period ended 30 September 2009, cash payments resulting from other financing activities relate primarily to the settlement of a Euro-Dollar cross currency derivative by Portugal Telecom amounting to Euro 37.6 million.

16.           Related parties

a) Associated companies and jointly controlled entities

Balances as at 30 September 2010 and 31 December 2009 and transactions occurred during the nine month periods ended 30 September 2010 and 2009 between Portugal Telecom and associated companies are as follows:

Euro

	Accounts receivable		Accounts payable		Loans granted
Company	30 Sept 2010	31 Dec 2009	30 Sept 2010	31 Dec 2009	30 Sept 2010	31 Dec 2009
International companies:
Unitel (i)	142,935,156	54,117,992	2,920,243	6,336,992	—	—
Multitel	5,474,399	5,311,686	324,628	420,208	896,095	892,378
CTM	139,524	223,513	71,934	61,075	—	—
Other	1,919,671	1,991,467	181,747	482,915	—	73,849
Domestic companies:
Páginas Amarelas	5,537,686	6,329,784	19,734,614	23,568,950	—	—
Entigere	5,123,466	4,735,767	77,904	34,466	—	—
Siresp	2,676,282	2,794,179	—	—	4,235,044	4,179,410
Fundação PT	1,920,286	554,492	1,076	—	—	—
PT-ACS	1,134,623	469,509	453,980	540,364	—	—
Sportinveste Multimédia	178,238	880,605	533,227	404,519	34,318,668	35,318,668
Other	967,790	913,038	453,741	902,319	454,830	3,069,979

	168,007,121	78,322,032	24,753,094	32,751,808	39,904,637	43,534,284

(i)    Accounts receivable from Unitel as at 30 September 2010 include dividends of US$ 175 million (Euro 128 million) related to the 2009 earnings. As at 31 December 2009, accounts receivable from Unitel included dividends of US$ 60 million (Note 15.c)) related to the 2008 earnings, which were received in the nine months period ended 30 September 2010.

Euro

	Costs		Revenues		Interest charged
Company	9M10	9M09	9M10	9M09	9M10	9M09
International companies:
Unitel	10,577,893	8,647,951	10,538,339	13,077,939	—	16,228
Multitel	79,740	31,006	803,179	817,940	—	—
CTM	92,833	134,655	137,316	387,134	—	—
Other	272,853	1,244,414	312,447	509,620	—	—
Domestic companies:
Páginas Amarelas	39,063,034	45,485,468	2,780,341	2,358,075	—	—
PT-ACS	4,346,480	3,252,368	739,607	382,803	—	—
Sportinveste Multimédia	1,023,040	938,770	72,281	82,117	71,041	153,585
Caixanet	129,288	198	395,121	6,967,191	—	—
Other	857,452	1,149,766	12,582,574	16,642,096	84,590	66,889

	56,442,613	60,884,596	28,361,205	41,224,915	155,631	236,702

The terms and contractual conditions in agreements entered into by Portugal Telecom and its subsidiaries with the companies mentioned above are similar to those applicable to other independent entities in similar transactions. Activities developed in connection with those agreements include primarily:

•                  Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for the production, publishing and distribution of PT Comunicações’ telephone directories, as well as for selling advertising space in the directories; and

•                  Roaming agreements entered into with Unitel.

In addition, following the disposal of the 50% stake in Brasilcel completed on 27 September 2010, Vivo was no longer considered as a related party as at 30 September 2010. The transactions occurred during the nine month periods ended 30 September 2010 and 2009 between Portugal Telecom and Vivo, which consisted primarily of call center services rendered by Dedic, amounted to Euro 100 million and Euro 82 million, respectively, corresponding mainly to 100% of revenues recognized by Portugal Telecom and its subsidiaries with Vivo, as the results of Vivo are no longer proportionally consolidated. As at 31 December 2009, Portugal Telecom and its subsidiaries had net receivables from Vivo amounting to Euro 21 million, corresponding to the 50% share that was not owned by Portugal Telecom in Vivo as of that date, since Vivo’s assets and liabilities were proportionally consolidated in the Consolidated Statement of Financial Position as at 31 December 2009.

b) Shareholders

Some of the qualified shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities. In addition, Visabeira (a service provider to Portugal Telecom’s wireline business) and Controlinveste (a media company) are also major shareholders of Portugal Telecom. Transactions occurred during the nine months period ended 30 September 2010 and balances as at 30 September 2010 between Portugal Telecom and its major shareholders are as follows (including VAT):

Euro

	Sales and	Supplies and
	services rendered	services provided	Net interest
	by Portugal	to Portugal	received	Accounts	Accounts
Company	Telecom	Telecom	(paid)	receivable	payable
Caixa Geral de Depósitos	19,505,859	19,949,998	(2,081,026)	3,339,206	12,951,928
BES	13,320,585	32,364,231	10,900,350	2,297,331	6,050,000
Visabeira	5,796,067	63,753,718	—	2,772,264	5,012,379
Controlinveste	3,456,888	37,294,491	—	780,280	8,986,058
Ongoing	409,808	2,047,122	—	430,100	546,640
Barclays	282,294	3,137	(1,903,777)	176,007	—
Deutsche Bank	54,934	29,288	(84,119)	21,058	—
	42,826,435	155,441,985	6,831,428	9,816,246	33,547,005

The terms and contractual conditions in agreements entered into by Portugal Telecom and its shareholders are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above rendered financial consultancy and insurance services to Portugal Telecom.

Pensions and healthcare funds, which were incorporated to cover the Company’s post retirement benefit plans (Note 6), are managed in accordance with an investment guideline issued by Portugal Telecom. The portfolio of assets held by these funds includes shares, bonds and other investments from our shareholders, and also investments in real estate rented to the Group. As at 30 September 2010, the total exposure of these investments to Portugal Telecom, BES and Ongoing was Euro 354 million, Euro 106 million and Euro 75 million, respectively.

c) Other

During the nine month periods ended 30 September 2010 and 2009, fixed remunerations of executive and non-executive board members, which were established by the Remunerations Committee, are as follows:

Euro

	9M10	9M09
Executive board members	2,192,188	2,287,516
Non-executive board members	994,660	1,046,232
Audit Committee	415,510	426,785
	3,602,358	3,760,533

The Executive Committee increased in March 2009 from 4 executive board members to 7 executive board members and decreased to 5 executive board members in March 2010.

Under the terms of the remuneration policy established by the Remunerations Committee, executive board members are entitled to receive annual variable remuneration related to the performance achieved in the year and payable in the following year, and multi-annual variable remuneration for the performance achieved during the term of office and payable at the end of that period. On an annual basis, Portugal Telecom recognizes an accrual for the annual and multi-annual variable remuneration. In the nine months period ended 30 September 2010, the annual variable remuneration of 2009 paid to the seven executive board members amounted to Euro 3,524,285, as compared to the annual variable remuneration of 2008 amounting to Euro 2,247,571 paid to the four executive board members in the nine months period ended 30 September 2009. In the nine months period ended 30 September 2010, there were no payments related to the multi-annual variable remuneration.

In the nine months period ended 30 September 2010, Portugal Telecom paid a total amount of Euro 1,797,544 to two executive board members that resigned their offices in March 2010, which is related to their remunerations up to the term of office and the compensation for a non-competition pact paid to one of the board members.

In addition to the above mentioned remunerations, executive board members are also entitled to fringe benefits that are primarily utilized in their daily functions, in connection with a policy defined for the Group. As at 30 September 2010, there were no board members entitled to post retirement benefits under the plans of PT Comunicações, and there was no share based payment program or termination benefit in place.

During the nine month periods ended 30 September 2010 and 2009, fixed remuneration of key employees of Portugal Telecom’s management amounted to Euro 5.2 million and Euro 5.1 million, respectively, and the variable remuneration amounted to Euro 3.4 million and Euro 4.0 million, respectively.

One of Portugal Telecom’s non-executive board members is also executive director of “Heidrick & Struggles - Consultores de Gestão, Lda”, which on the normal course of business rendered consultancy services to Portugal Telecom amounting to approximately Euro 1.1 million (excluding VAT) in the nine months period ended 30 September 2010.

17. Subsequent events

On 3 November 2010, Portugal Telecom announced that the Board of Directors has approved the intention to submit for shareholders’ approval at the next Shareholders’ Meeting the following shareholder remuneration proposal:

•                  An exceptional cash dividend of Euro 1.65 per share, of which Euro 1.00 per share to be paid in December 2010 (as an anticipation of 2010 profits) that requires a prior formal approval in a specific Board meeting, and Euro 0.65, with the latter subject to the Annual Shareholders’ Meeting approval;

•                  An ordinary cash dividend of Euro 0.65 per share for the fiscal years ending 31 December 2010 and 2011, an increase of 13% compared to the initial commitment by the Company of Euro 0.575 for the same period, which is also subject to Annual Shareholders’ Meeting approval.

The exceptional cash dividend and the remuneration package proposal are subject to market conditions, Portugal Telecom’s financial condition, applicable law regarding the distribution of net income, including additional shareholder approvals, as applicable, and other factors considered relevant by the Board at the time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.